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December 1, 2005

05013084

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

21441.0001

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

PROCESSED
DEC 0 8 2005

SUPPL

RECEIVED
DEC 5 2005

Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement in relation to a discloseable transaction and material dilution of interest in a major subsidiary resulting from the proposed separate listing of China Fishery Group Limited on the Singapore Exchange Securities Trading Limited, proposed waiver of assured entitlements and various connected transactions and despatch of circular regarding the proposed spin-off and notice of special general meeting, dated November 19, 2005, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, all on November 21, 2005;

(2) The Company's announcement in relation to the unaudited results for the second quarter and first half year ended September 30, 2005 of Pacific

Andes (Holdings) Limited, dated November 9, 2005, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on November 10, 2005;

(3) The Company's announcement in relation to the unaudited results of Pacific Andes (Holdings) Limited for the second quarter and first half year ended September 30, 2005, dated November 7, 2005, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on November 8, 2005;

(4) The Company's announcement regarding proposed listing of an indirect subsidiary of the company, dated November 2, 2005, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on November 3, 2005; and

(5) The Company's announcement regarding voting results at annual general meeting held on September 8, 2005, dated September 8, 2005, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on September 9, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

21441\0001\39sec.doc

HK 1042618 v1
(21441.0001)

SOUTH CHINA MORNING POST

TUESDAY, NOVEMBER 8, 2005

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS OF PACIFIC ANDES (HOLDINGS) LIMITED FOR THE SECOND QUARTER AND FIRST HALF YEAR ENDED 30 SEPTEMBER 2005

Pacific Andes (Holdings) Limited, a 65% owned subsidiary of the Company whose shares are listed on the Singapore Exchange Securities Trading Limited, will announce its unaudited consolidated results for the second quarter and first half year ended 30 September 2005 on Wednesday, 9 November 2005. Interested investors may visit SGX's web site at or about 1:00 p.m. on Wednesday, 9 November 2005 to review the announcement made by PAH in respect of its results.

The Company will make available copies of the PAH Announcement for collection by members of the Company or investors at the Company's office during normal business hours between 1:00 p.m. on Wednesday, 9 November 2005 and 5:00 p.m. on Thursday, 10 November 2005. In addition, any member of the Company or investor may send a written request to the Company (which should be received by the Company before 11:00 a.m. on Wednesday, 9 November 2005) to obtain a copy of the PAH Announcement by fax. The Company will provide a copy of the PAH Announcement to such member or investor by fax as soon as possible after 1:00 p.m. on Wednesday, 9 November 2005.

The Company will make a further announcement in Hong Kong on Wednesday, 9 November 2005 setting out the PAH Announcement. The Company will make all requisite arrangements to facilitate the release of such announcement on the web site of The Stock Exchange of Hong Kong Limited and the AMS/3 Trading Terminal at or about 1:00 p.m. on Wednesday, 9 November 2005. Such announcement will also be published on newspaper in Hong Kong on Thursday, 10 November 2005.

Pacific Andes (Holdings) Limited (**"PAH"**), a 65% owned subsidiary of the Company whose shares are listed on the Singapore Exchange Securities Trading Limited (**"SGX"**), will announce its unaudited consolidated results for the second quarter and first half year ended 30 September 2005 on Wednesday, 9 November 2005.

An announcement in respect of the said results (the **"PAH Announcement"**) will be made by PAH pursuant to the Listing Manual of SGX. Interested investors may visit SGX's web site (http://www.sgx.com) at or about 1:00 p.m. on Wednesday, 9 November 2005 to review the PAH Announcement.

The Company will make available copies of the PAH Announcement for collection by members of the Company or investors at the Company's office at Rooms 3201-3210, Hong Kong Plaza, 188 Connaught Road West, Hong Kong between 1:00 p.m. and 5:00 p.m. on Wednesday, 9 November 2005 and during normal business hours on Thursday, 10 November 2005 (i.e. from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m.).

Any member of the Company or investor who wishes to obtain a copy of the PAH Announcement by fax should send a written request to the Company Secretary. Such written request must (a) be sent to the Company's fax number at (852) 2858 2764; (b) be marked clearly "RE: REQUEST FOR A FAX COPY OF PAH RESULTS FOR 2ND QUARTER AND FIRST HALF YEAR OF 2005/06"; (c) set out clearly the reply fax number of the member or investor to which the fax copy of the PAH Announcement should be sent; and (d) be received by the Company before 11:00 a.m. on Wednesday, 9 November 2005. The Company will provide a copy of the PAH Announcement to such member or investor by fax as soon as possible after 1:00 p.m. on Wednesday, 9 November 2005.

The Company will make a further announcement in Hong Kong on Wednesday, 9 November 2005 setting out the PAH Announcement. The Company will make all requisite arrangements to facilitate the release of such announcement on the web site of The Stock Exchange of Hong Kong Limited and the AMS/3 Trading Terminal at or about 1:00 p.m. on Wednesday, 9 November 2005. Such announcement will also be published on newspaper in Hong Kong on Thursday, 10 November 2005.

BY ORDER OF THE BOARD
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 7 November 2005

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* For identification purpose only

香港經濟日報　2005年11月8日　星期二

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

有關太平洋恩利（控股）有限公司
截至二零零五年九月三十日止
第二季及上半年度未經審核業績公布

本公司擁有65%權益之附屬公司太平洋恩利（控股）有限公司（其股份於新加坡證券交易所有限公司上市），將於
二零零五年十一月九日星期三公布其截至二零零五年九月三十日止第二季及上半年度之未經審核綜合業績。有
興趣投資者可於二零零五年十一月九日星期三下午一時正左右瀏覽新交所網站參閱恩利控股就其業績所作公布。
本公司將會備妥恩利控股公布之副本，供本公司股東或投資者於二零零五年十一月九日星期三下午一時正至二
零零五年十一月十日星期四下午五時正期間之正常辦公時間內，於本公司之辦事處索取。此外，本公司任何股東
或投資者可於二零零五年十一月九日星期三上午十一時正前向本公司提交書面要求，以透過傳真取得恩利控股
公布之副本。本公司將會於二零零五年十一月九日星期三下午一時正後盡快透過傳真向有關股東或投資者提供
恩利控股公布之副本。
本公司將會於二零零五年十一月九日星期三在香港刊發載列恩利控股公布之進一步公布。本公司將作出所需安
排，以便該公布於二零零五年十一月九日星期三下午一時正左右可刊載於香港聯合交易所有限公司網站及第三
代自動對盤及成交系統終端機。該公布亦將於二零零五年十一月十日星期四於香港報章刊登。

本公司擁有65%權益之附屬公司太平洋恩利（控股）有限公司（「**恩利控股**」）（其股份於新加坡證券交易所有限公司
（「**新交所**」）上市），將於二零零五年十一月九日星期三公布其截至二零零五年九月三十日止第二季及上半年度之
未經審核綜合業績。

恩利控股將會根據新交所上市手冊刊發有關該業績之公布（「**恩利控股公布**」）。有興趣投資者可於二零零五年十一
月九日星期三下午一時正左右瀏覽新交所網站(http://www.sgx.com)參閱恩利控股公布。

本公司將會備妥恩利控股公布之副本，供本公司股東或投資者於二零零五年十一月九日星期三下午一時正至五時正
期間以及於二零零五年十一月十日星期四之正常辦公時間（即上午九時正至下午一時正及下午二時正至下午五時正）
內，於本公司之辦事處索取，地址為香港干諾道西188號香港商業中心3201至3210室。

任何本公司股東或投資者如欲透過傳真索取恩利控股公布之副本，應先向公司秘書發出書面要求。該項書面要求必
須：(a)傳真至本公司之傳真號碼(852)2858 2764；(b)清楚列明「**有關：要求索取恩利控股二零零五年／零六年第二季及
上半年度業績之傳真副本**」；(c)清楚列明發送恩利控股公布傳真副本之股東或投資者回覆傳真號碼；及(d)本公司於
二零零五年十一月九日星期三上午十一時正前接獲該傳真。本公司將會於二零零五年十一月九日星期三下午一時正
後盡快透過傳真向有關股東或投資者提供恩利控股公布之副本。

本公司將會於二零零五年十一月九日星期三在香港刊發載列恩利控股公布之進一步公布。本公司將作出所需安排，
以便該公布於二零零五年十一月九日星期三下午一時正左右刊載於香港聯合交易所有限公司網站及第三代自動對
盤及成交系統終端機。該公布亦將於二零零五年十一月十日星期四於香港報章刊登。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零五年十一月七日

於本公布發表日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培囮女士及鄭乃銘先生；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement does not constitute an offer or invitation to subscribe for or purchase any securities nor is it calculated to invite any such offer or invitation.

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

DISCLOSEABLE TRANSACTION AND MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY RESULTING FROM THE PROPOSED SEPARATE LISTING OF CHINA FISHERY GROUP LIMITED ON THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED PROPOSED WAIVER OF ASSURED ENTITLEMENTS AND VARIOUS CONNECTED TRANSACTIONS DESPATCH OF CIRCULAR REGARDING THE PROPOSED SPIN-OFF AND NOTICE OF SPECIAL GENERAL MEETING

Reference is made to the announcement of the Company dated 24 October 2005, in which the Board announced that its indirect subsidiary, CFGL, had been notified by the SGX-ST on 21 October 2005 of its eligibility for admission to the Official List of the SGX-ST.

The Proposed Spin-off, should it proceed, will constitute a discloseable transaction for the Company under Chapter 14 of the Hong Kong Listing Rules and a material dilution of the Company's interest in a major subsidiary, which will require Shareholders' *approval under Practice Note 15 of the Hong Kong Listing Rules. Assured entitlements* to the CFGL Shares will not be given to the Shareholders and their waiver of such assured entitlements will be sought from the Minority Shareholders at the SGM.

Certain members of the Remaining Group and the CFGL Group have or had entered into various continuing connected transactions, namely, (i) PAH had purchased fish catches from CFIL; (ii) PAH had sold bunkers and other vessel supplies to CFGL Group; and (iii) CFIL has entered into a vessel management agreement with CIFHK on 8 March 2005. These transactions constitute continuing connected transactions of the Company since 31 December 2004 when CFIL became an indirect non-wholly owned subsidiaries of the Company and the Company should have complied with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules. Further, the Guarantee also constitutes a connected transaction *of the Company and the Company should have complied with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules.* The Company had inadvertently omitted to make announcements and/or seek independent Shareholders' approval in respect of these connected transactions and acknowledges that such omission constituted breaches of the Hong Kong Listing Rules.

The SGM will be held to consider and approve, if appropriate, the Guarantee, the Proposed Spin-off and the waiver of the assured entitlements of CFGL Shares. N.S. Hong Investment (BVI) Limited, the registered shareholder of approximately 51.44% of the issued share capital of the Company and its associates will abstain from voting on the resolution in relation to the waiver of assured entitlements of CFGL Shares at the SGM, but they are not required to abstain from voting in relation to the resolutions to approve the Guarantee and the Proposed Spin-off because they do not have a material interest in these proposals.

The Independent Board Committee, comprising Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent, has been appointed by the Board to advise the Minority Shareholders as to the fairness and reasonableness of the sale and purchase of fish catches between PAH and CFIL, the Guarantee, the Proposed Spin-off and the waiver of assured entitlements to CFGL Shares. The Company has appointed Baron Capital Limited as its independent financial adviser to provide opinion to *the Independent Board Committee and the Minority Shareholders in* connection with the sale and purchase of fish catches between PAH and CFIL, the Guarantee, the Proposed Spin-off and the waiver of assured entitlements to the CFGL Shares.

A circular containing, among other things, further information on the Proposed Spin-off, the letter from Baron Capital Limited and the views of the Independent Board Committee on the sale and purchase of fish catches between PAH and CFIL, the Guarantee, the Proposed Spin-off, the waiver of assured entitlements to the CFGL Shares as well as a notice of the SGM is expected to be dispatched to the Shareholders on 19 November 2005.

Shareholders' attention is drawn to the letters from the Independent Board Committee and a letter of advice of Baron Capital Limited in respect of, amongst others, the sale and purchase of fish catches between PAH and CFIL, the Guarantee, the Proposed Spin-off and the waiver of assured entitlements to CFGL Shares. Shareholders should read the above letters carefully before deciding to vote in favour of or against the resolutions to be proposed at the SGM.

Shareholders, Warrantholders and potential investors should note that the Proposed Spin-off is subject to, among other things, the approval from the Shareholders and the Stock Exchange in respect of the Spin-off, approval of the waiver of assured entitlements to the CFGL Shares given by the Minority Shareholders and approval from the SGX-ST respectively. There is no assurance that such approvals will be granted. Therefore, the Proposed Spin-off may or may not proceed. Accordingly, Shareholders, Warrantholders and potential investors are reminded to exercise caution when dealing in the Shares and the Warrants.

INTRODUCTION

Reference is made to the announcement of the Company dated 24 October 2005, in which the Board announced that its indirect subsidiary, CFGL, had been notified by the SGX-ST on 21 October 2005 of its eligibility for admission to the Official List of the SGX-ST.

The Proposed Spin-off, should it proceed, will constitute a discloseable transaction for the Company under Chapter 14 of the Hong Kong Listing Rules and a material dilution of the Company's interest in a major subsidiary, which will require the Shareholders' approval under PN 15. Assured entitlements to the CFGL Shares will not be offered to the Shareholders *and a waiver of such assured entitlements will be sought from the Minority Shareholders at the SGM.*

Shareholders, Warrantholders and potential investors should note that the Proposed Spin-off is subject to, among other things, the approval from the Shareholders and the Stock Exchange in respect of the Proposed Spin-off, approval of a waiver of assured entitlements to the CFGL Shares by the Minority Shareholders and approval by the SGX-ST. There is no assurance that such approvals or waiver will be granted. Therefore, the Proposed Spin-off may or may not proceed. Accordingly, Shareholders, Warrantholders and potential investors are reminded to exercise caution when dealing in the Shares and the Warrants.

BACKGROUND FOR THE PROPOSED SPIN-OFF

On 12 July 2004, Zhonggang, a 70% owned subsidiary of PAH, acquired 49.9% of the issued share capital of CFIL and at that time Jade China was the other shareholder which beneficially owned the balance of 50.1% of the entire issued share capital of CFIL. As disclosed in the announcement of the Company dated 31 December 2004, Golden Target, a wholly owned subsidiary of PAH, further acquired 2% of the issued share capital of CFIL from Jade China. As a result of these acquisitions, PAH indirectly owned 51.9% of the entire issued share capital of CFIL and CFIL became an indirect subsidiary of PAH and PAIH on 31 December 2004. PAH has subsequently undergone a group restructuring exercise in relation to its shareholdings in CFIL whereby CFIL became an indirect wholly owned subsidiary of CFGL.

CFGL as the holding company of CFIL, principally engages in carrying out fishing operations and the provision of fishing management services for fishing vessels. As at the Latest Practicable, CFGL Group did not own any vessels. The sale of CFGL's catches is undertaken by its marketing subsidiaries. It also has procurement subsidiaries that procure bunkers, vessel crew, vessel spare parts and other vessel supplies for the CFGL Group.

CFGL carries out fishing operations by way of entering into vessel operating agreement while it provides fishing management services for fishing vessels by way of entering into *vessel management agreement. The main difference between a vessel* operating agreement and a vessel management agreement is the structure of the consideration receivable by CFGL. Under a vessel operating agreement, CFGL is responsible for both fishing and the sales and marketing of the fish catches. As a result, for vessel operating agreement, CFGL is entitled to receive the sales of the fish catches which will be booked into the accounts of CFGL. Under a vessel management agreement, CFGL is responsible for fishing, however, the sales and marketing of the fish catches is handled by the vessel owners, and CFGL is entitled to receive a management fee which is calculated based on the gross value of the fish catches less certain agreed components such as operating expenses and fixed and variable returns to the vessel owners. For vessel management agreement, the sales and expenses of fish catches will not be booked into the accounts of CFGL. Under both types of agreements, the role of the CFGL Group is to catch fish and that of the vessel owner is to provide sufficient fish quota or licence to the *CFGL Group. Furthermore, the CFGL Group is primarily engaged in fishing and provision of fishing fleet management.*

As at the date of this announcement, CFGL Group has entered into one vessel operating agreement with an independent third party and it has entered into one vessel management agreement with CIFHK which is a connected person of the Company. This vessel management agreement therefore constitutes a connected transaction of the Company and has to comply with the requirements set out in Chapter 14A of the Hong Kong Listing Rules. Please refer to the section headed "Connected transactions" below for details of this transaction. CFGL does not depend on the Remaining Group for the procurement of any vessel operating agreement and vessel management agreement with third party vessel owners or arrangers.

The Remaining Group is principally engaged in the Principal Activities of (i) global sourcing, *(ii) further processing on-shore and international distribution of a variety of frozen* seafood products (including frozen fish, fillets and portions), (iii) trading of marine fuel, and (iv) the cultivation, processing and supply of vegetables). The Remaining Group will continue to engage in these Principal Activities after the Proposed Spin-off.

THE PROPOSED SPIN-OFF

1. **The Proposed Spin-off**

   The structure of the Proposed Spin-off and the Invitation will be finalized by the directors of CFGL and the underwriters of the Invitation, HL Bank, which is currently expected to involve the issue of 57,000,000 new CFGL Shares comprising of the Offer Shares and the Placement Shares and a separate listing of the CFGL Shares on the Main Board of the SGX-ST. Based on the following tentative listing timetable, subject to the approval by the relevant authorities in Singapore and the final decision of the CFGL management, dealings in the new CFGL Shares on the SGX-ST are expected to commence on or about 16 December 2005:

6 December 2005	Despatch of the prospectus of CFGL in Singapore
7 December 2005	Opening of the Invitation
14 December 2005, 12:00 noon	Close of application list and closing date and time for the Invitation
15 December 2005	Balloting of applications, if necessary (in the event of over-subscription for the new CFGL Shares)
16 December 2005, 9:00 a.m.	Commence trading on a "ready" basis

   The Placement Shares are reserved for placement to members of the public and institutional investors in Singapore. The Offer Shares are made available to the members of the public in Singapore for subscription.

   The exact apportionment between the Offer Shares and the Placement Shares and the terms of agreement with the underwriters of the Invitation (including the issue price which is expected to be in the range of S$1.12 (equivalent to approximately HK$5.13) and S$1.68 (equivalent to approximately HK$7.70) are yet to be finally determined subject to the prevailing market conditions and the estimated market demand for the CFGL Shares.

   The net proceeds from the Invitation are estimated to be in the range of approximately HK$273.1 million to approximately HK$419.3 million. CFGL intends to apply part of the net proceeds of the Invitation for acquisition of new fishing and transportation vessels or prepayment to be made under the vessel operating agreement or vessel management agreement and the balance for CFGL's general working capital.

Note:

1. CFIL became an associate of PAH on 13 July 2004 and became an indirect subsidiary of PAH on 31 December 2004. On 31 December 2004, a shareholders' agreement was entered into amongst all the shareholders of CFIL under which all the major decisions with respect to the management of the CFIL were required to be approved by all shareholders of CFIL. As such, in accordance with Hong Kong Financial Reporting Standards, CFIL was treated as a jointly owned entity.

   Subsequently, in preparation for the separate listing of CFGL, a group restructuring was implemented pursuant to which CFGL became the sole shareholder of CFIL. As a result of the restructuring, the above-mentioned shareholders' agreement was terminated with effect from 1 July 2005. As such, the Company is required to consolidate the accounts of CFGL Group on a 100% basis as subsidiaries from 1 July 2005.

2. Figures for the PAIH Group are based on the audited consolidated financial statements of PAIH for the 3 years ended 31 March 2003, 2004 and 2005.
3. Figures for CFGL Group are based on the audited consolidated financial statements of CFIL (wholly-owned subsidiary of CFGL) for the three years ended 31 December 2002, 2003 and 2004.
4. Figures for the Remaining Group are based on the management accounts of the Remaining Group for the three years ended 31 March 2003, 2004 and 2005.

As shown from the above figures, it is evident that the Remaining Group will retain a sufficient level of operations and sufficient assets to support its continued listing on the Main Board after the Proposed Spin-off. Further, as shown above, the Remaining Group satisfies the minimum profit requirement of Rule 8.05 of the Hong Kong Listing Rules for the three years ended 31 March 2003, 2004 and 2005 and had an aggregate profit attributable to shareholders of HK$334,204,000 (i.e. more than HK$50 million in respect of the three financial years ended 2005).

(b) *Clear delineation between the business retained by the Company and the business of CFGL*

The Remaining Group is principally engaged in the business of (i) global sourcing; *(ii) further processing on-shore and international distribution of a variety of frozen* seafood products (including frozen fish, fillets and portions); (iii) trading of marine fuel; and (iv) the cultivation, processing and supply of vegetables. All of the above 4 categories of business activities are undertaken by the Remaining Group, whereas all of the fishing and provision of fishing management services are undertaken by the CFGL Group.

The CFGL Group operates and manages fishing vessels for coastal and deep sea fishing and carries out fishing operations. The sale of CFGL's catches are undertaken by its marketing subsidiaries. It also has procurement subsidiaries that procure bunkers, vessel crew, *vessel spare parts and other vessel supplies for the CFGL Group.* At present, no member of the Remaining Group is engaged in fishing vessel operations. The following comparison of the other aspects of the businesses of the Remaining Group and the CFGL Group provides further evidence of such delineation:

(i) Business Objective

The objectives of CFGL are to operate and manage fishing vessels for coastal and deep sea fishing primarily in the Indian Ocean, Atlantic Ocean and the Pacific Ocean. *These objectives are distinct from the general and diversified* business objectives of the Remaining Group, which is a large group of companies carrying on the Principal Activities, including trading, sourcing, processing on-shore and international distribution of a variety of frozen seafood products (including frozen fish, fillets and portions).

Although PAH was a customer of CFGL's fish catches and it also sold bunkers and other supplies to the CFGL Group (please see details of these transactions in the section headed "Connected transactions" below), no member of the Remaining Group is engaged in the business of CFGL Group and vice versa. Furthermore, as (i) the percentage figures of the sale and purchase of bunkers and other supplies between the Remaining Group and CFGL Group were relatively insignificant for both parties; and (ii) the fish catches were sold and purchase at market price and neither parties relied on each other for the supply and demand of fish catches, CFGL Group did not rely on the Remaining Group in respect of the sala of catches and purchase of bunkers and other supplies and vice versa. Furthermore, the PAIH, PAH and CFGL confirm that they have no current intention to continue these sale of catches and purchase of bunkers transactions.

As a conclusion, whilst the businesses of the Remaining Group and the CFGL Group were related, they are clearly distinguishable from and are not in reliance on each other.

(ii) Revenue model

The Remaining Group expects to derive its revenue mainly from the Principal Activities of (i) global sourcing; (ii) further processing on-shore and international distribution of a variety of frozen seafood products (including frozen fish, fillets and portions); (iii) trading of marine fuel; and (iv) the cultivation, processing and supply of vegetables.

For the past three financial years, more than 96% of the revenue of the Remaining Group were derived from these Principal Activities. A breakdown of the turnover of the Remaining Group For the past three financial years are set out in the table below:–

Source of Turnover	Audited year ended 31 March 2005 *HK$'000*	Audited year ended 31 March 2004 *HK$'000*	Audited year ended 31 March 2003 *HK$'000*
Global sourcing	2,729,929	2,443,095	2,107,504
On-shore processing and international distribution	2,320,141	1,884,316	1,685,387
Trading of marine fuel and others	37,150	22,378	16,317
Supply of vegetables	25,010	43,638	40,046
Total	5,112,230	4,393,427	3,849,254

The Directors confirm that the Company shall comply with all requirements under PN15 in connection with the Proposed Spin-off, including the Shareholders passing an ordinary resolution at the SGM to approve the Proposed Spin-off. The Shares will continue to be listed on the Stock Exchange.

2. **Shareholding structure of CFGL**
The current shareholding structure of CFGL and the shareholding structure immediately after completion of the Proposed Spin-off are set out below:

- *The current shareholding structure of CFGL*



Company
65%
CIFHK
PAH
Mr. Sung
30%
70%
100%
100%
Zhonggang
Golden Target
Jade China
49.9%
2%
48.1%
Super Investment
100%
CFGL (Proposed Spin-off Vehicle)
100% (indirect holding)
CFIL and its subsidiaries

- *The shareholding structure immediately after the Proposed Spin-off*



Company
65%
CIFHK
PAH
Mr. Sung
30%
70%
100%
100%
Zhonggang
Golden Target
Jade China
49.9%
2%
48.1%
Super Investment
Public shareholders
84.2%
15.8%
CFGL (Proposed Spin-off Vehicle)
100% (indirect holding)
CFIL and its subsidiaries

3. **Relationships amongst the PAIH Group, CFGL Group and Remaining Group**
In terms of asset size and business scope, CFGL's operation is separate and clearly distinct from that of the Remaining Group. The Company became listed in 1994 on the Main Board of the Stock Exchange. The Remaining Group shall have a sufficient level of operations and assets to support its listing on the Main Board of the Stock Exchange after the Proposed Spin-off.

(a) *Financial information of PAIH Group, CFGL Group and the Remaining Group*

(i) Net Assets

	Audited Consolidated/ Combined Net Assets as at 31 March 2005 *HK$'000*	Audited Consolidated/ Combined Net Assets as at 31 March 2004 *HK$'000*	Audited Consolidated/ Combined Net Assets as at 31 March 2003 *HK$'000*
PAIH Group *(note 2)*	1,395,249	1,231,478	771,258
CFGL Group *(note 3)*	159,627	21,926	14,734
The Remaining Group *(note 4)*	1,359,879	1,231,478	771,258

(ii) Total Assets

	Audited Consolidated/ Combined Total Assets as at 31 March 2005 *HK$'000*	Audited Consolidated/ Combined Total Assets as at 31 March 2004 *HK$'000*	Audited Consolidated/ Combined Total Assets as at 31 March 2003 *HK$'000*
PAIH Group *(note 2)*	4,682,270	3,267,036	2,383,769
CFGL Group *(note 3)*	525,034	73,289	48,859
The Remaining Group *(note 4)*	4,511,057	3,267,036	2,383,769

(iii) Turnover

	Audited year ended 31 March 2005 *HK$'000*	Audited year ended 31 March 2004 *HK$'000*	Audited year ended 31 March 2003 *HK$'000*
PAIH Group *(note 2)*	5,298,276	4,393,427	3,489,254
CFGL Group *(note 3)*	738,239	429,484	307,055
The Remaining Group *(note 4)*	5,112,230	4,393,427	3,849,254

(iv) Profit before tax

	Audited year ended 31 March 2005 *HK$'000*	Audited year ended 31 March 2004 *HK$'000*	Audited year ended 31 March 2003 *HK$'000*
PAIH Group *(note 2)*	246,780	149,676	124,729
CFGL Group *(note 3)*	137,693	33,712	14,734
The Remaining Group *(note 4)*	169,421	149,676	124,729

(v) Profit Attributable to Shareholders

	Audited year ended 31 March 2005 *HK$'000*	Audited year ended 31 March 2004 *HK$'000*	Audited year ended 31 March 2003 *HK$'000*
PAIH Group *(note 2)*	163,228	111,630	94,714
CFGL Group *(note 3)*	137,693	33,712	14,734
The Remaining Group *(note 4)*	127,860	111,630	94,714

* For identification purpose only

The CFGL Group, on the other hand, derives its revenue principally from the sale of fish catches and the vessel management fee income. For the last three financial years ended 31 December 2004 and six months ended 30 June 2005, 100% of CFGL's revenue came from the (i) sale of fish catches; and (ii) management fees income. The revenue of *CFGL for the last three financial years* ended 31 December 2004 and six months ended 30 June 2005 are set out in the table below:

Source of Turnover	Unaudited Six months ended 30 June 2005 *HK$'000*	Audited year ended 31 December 2004 *HK$'000*	Audited year ended 31 December 2003 *HK$'000*	Audited year ended 31 December 2002 *HK$'000*
Vessel operating agreement	409,274	738,239	429,484	307,055
Vessel management agreement	5,171	-	-	-
Total	414,445	738,239	429,484	307,055

Given the difference in the source of income for the CFGL Group and the Remaining Group, it is apparent that the revenue model of the CFGL Group is very different from that of the Remaining Group.

(iii) Expansion plans
The *CFGL Group intends to expand in the following* areas:

- acquisition of new fishing and transportation vessels;
- *entering into new vessel* operating/management agreements;

In contrast, the current development plans of the Remaining Group are focused on its Principal Activities, which does not include CFGL's activities or expansion plans.

(c) *CFGL's ability to function independently*

(i) Independence of directorship and management
It is intended that the board of directors of CFGL would consist of 3 executive directors, 2 non-executive directors and 3 independent non-executive directors.

One executive director of CFGL (Mr. Ng Joo Kwee) is an executive director of both the Company and PAH. Mr. Ng is responsible for the overall policy making of CFGL. As a PAH director, Mr. Ng is also responsible for the overall sourcing, sales and marketing of frozen seafood products in the PRC. One non-executive director of CFGL (Mr. Cheng Nai Ming) is also an executive *director of both the Company* and PAH. One executive director of CFGL (Mr. Chan Tak Hei) is the financial controller of the Company, who is expected to resign from the Company upon completion of the Proposed Spin-off.

One independent non-executive director (Dr. Ong Chit Chung) is currently an independent non-executive director of PAH. He has agreed to resign from the board of PAH upon completion of the Proposed Spin-off.

Save as disclosed above, the directors and senior management of the CFGL Group are not directors or senior management of any member of the Remaining Group.

The senior management and employees of CFGL are or will be employed by CFGL and there is no current intention that the senior management and employees *of the CFGL Group* would participate in the operation of the Company or other members of the Remaining Group, nor is there any intention that the senior management and employees of the Remaining Group would participate in the operation of the CFGL Group except for *Mr. Ng Joo Kwee who is a director of the* Company, PAH and CFGL. The day-to-day operation and management of CFGL are therefore independent of the Remaining Group.

(ii) Independence of administrative capability
As at 30 June 2005, CFGL had a team of about 47 full-time permanent employees of whom approximately 17% are management personnel and 83% are *administrative personnel.* The CFGL Group has sufficient employees to carry out its administrative functions independently from the Remaining Group. It also has the necessary office facilities to carry out all its necessary administrative functions independently. No agreement or arrangement *has been or is expected* to be made between the CFGL Group and the Remaining Group as to any sharing of administrative resources or office space between the two groups of companies.

(iii) Financial independence
As set out in the section headed "Connected transactions" below, PAH and Mr. Sung have jointly and severally given a Guarantee in favour of Landsbanki as security for the Loan Agreement dated 28 April 2005, under which a non-revolving term loan facility of US$40,000,000 (equivalent to approximately HK$312 million) was provided by Landsbanki to CFIL. The Facility was raised *by CFGL for the purpose of financing* the prepayment of charter hire of the CFGL Group. CFIL shall repay the loan, including accrued interest, in full in 30 months from the date of drawdown of the loan, i.e. 27 October 2007. Repayments shall be made by seven equal instalments (i.e. approximately HK$44,571,000 together with accrued interest) in every three months after the date of first instalment repayment on 27 April 2006, i.e. the first anniversary of the date of drawdown of the loan. *As such, no repayment of the loan has yet* been made by CFIL. As at the Latest Practicable Date, the Loan Agreement was the only credit facility of the CFGL Group.

It is intended that upon completion *of the Proposed Spin-off* (or if that is not possible, as soon as practicable thereafter), PAH, Mr. Sung and CFGL will procure for a corporate guarantee by CFGL in favour of Landsbanki to replace and substitute the Guarantee. Landsbanki has confirmed that it will consider releasing or substituting the Guarantee after completion of the Proposed Spin-off. CFGL has undertaken to PAH that in the event the Guarantee is not released, replaced or substituted within 12 months after the date *of its listing on the SGX-ST*, CFGL will procure the release of the Guarantee by repaying the Facility in full by the end of the 12 months period (the "Undertaking"). Under the terms of the Loan Agreement, CFGL is entitled to prepay the Facility in full without any prepayment fee or penalty. The Directors consider that the request for the Guarantee by Landsbanki in respect of the Facility conforms with the common market practice, bearing in mind that at the time when *the Loan Agreement was entered into*, CFGL was an unlisted company. Based on the audited consolidated financial statements of the CFGL Group for the financial year ended 31 December 2004, the profit after tax and cash at bank figures amounted to HK$137,693,000 and HK$94,247,000 respectively. Furthermore, based on the unaudited consolidated financial statements of the CFGL Group for the 9 months ended 30 September 2005, the profit after tax and cash at bank figures amounted to *HK$223,896,000* and *HK$107,620,000* respectively. As such, the Directors believe that the CFGL Group is financially capable to repay the Facility by its internal resources and/or through raising alternative debt facility if necessary regardless of whether the Invitation proceeds or not. In the event the Invitation is completed, the balance of the net proceeds of the Invitation which is currently estimated to be in the range of approximately HK$121.2 million to HK$225.7 million and which is *intended to be applied* as general working capital of the CFGL Group, will provide additional internal resources for CFGL to repay the Facility. Based on the above and the Undertaking, the Directors consider that the CFGL Group is and will be able to operate *financially independently* from the Remaining Group and the existence of the Guarantee does not affect such independence.

4. **Connected transactions**
Upon the listing of CFGL, CFGL will remain a non-wholly-owned indirect subsidiary of the Company. The following transactions between the CFGL Group on the one hand and the Remaining Group or connected persons of the Company on the other hand have or had occurred *before the Proposed Spin-off* or *may* occur after the Proposed Spin-off:

(a) *Transactions between certain members of the CFGL Group and the Remaining Group*
CFIL has become a subsidiary of *PAIH after 31 December* 2004. Mr. Sung is the managing director of CFGL and is therefore a connected person of the Company. Mr. Sung owns the entire issued share capital of Jade China, which in turn owns a 48.1% interest in Super Investment, the holding company of CFGL, which in turn is the holding company of CFIL and, thereby making CFGL an associate (as defined under the Hong Kong Listing Rules) of Mr. Sung. CFGL, therefore, has become a connected person of the Company since *31 December 2004. Accordingly, the following* transactions between certain members of the CFGL Group and the Remaining Group have or had become connected transactions of the Company from 31 December 2004 onwards and are therefore subject to the relevant requirements under Chapter 14A of the Hong Kong Listing Rules.

(i) Purchase of catches by PAH
From 1 January 2002 to 31 October 2005, CFIL had sold fish catches to PAH. The purchase of fish catches by PAH from CFIL from 31 December 2004 had *constituted continuing* connected transactions of the Company and were subject to the relevant requirements under Chapter 14A of the Hong Kong Listing Rules. The Directors and the directors of CFIL have confirmed that they have no current intention to continue these connected *transactions and, therefore*, purchase of fish catches by PAH from CFIL will no longer constitute continuing connected transactions of the Company.

Written agreements were entered into between CFIL and *PAH in respect of each of the sale and* purchase of fish catches transactions. The fish catches were sold to PAH at market price and on normal commercial terms. Such terms offered to PAH are no less favourable to those offered to an independent third party. The consideration by PAH for the purchase of fish catches was funded from PAH's internal resources.

The total purchase of catches by PAH from CFIL for the three years ended 31 March 2003, 31 March 2004 and *31 March 2005 amounted to HK$74,723,000*, HK$108,077,000 and HK$291,924,000 respectively.

For the period from 31 December 2004 to *31 March 2005, the aggregate consideration for* the purchase of fish catches by PAH from CFIL amounted to HK$89,900,000. The relevant percentage ratios for this period exceeded 2.5% and, therefore, the transactions were subject to reporting and announcement requirements and independent shareholders' approval requirements under Rule 14A.35 of the Hong Kong Listing Rules.

For the period from 1 April 2005 to 30 September 2005, the aggregate consideration for purchase of fish catches by *PAH from CFIL amounted to HK$168,498,000*. The relevant percentage ratios for this period exceeded 2.5% and, therefore the transactions were subject to reporting and announcement requirements and the independent shareholders' approval requirements under Rule 14A.35 of the *Hong Kong Listing Rules*.

However, since the transactions had already taken place, the Directors consider it is no longer necessary for independent shareholders to approve the transactions. However, *Baron Capital Limited, the independent* financial adviser of the Company, has opined on such transactions.

The sale and purchase of fish catches between PAH and CFIL served as an extended source of supply and income for PAIH Group and were therefore beneficial to the Company. Based on the above, the Directors (including the independent non-executive directors) are of the view that the purchase of fish catches by PAH from CFIL were on normal commercial terms, fair and reasonable and in the *interests of the PAIH Group* and the Shareholders as a whole.

The Company inadvertently omitted to make an announcement and obtain prior shareholders' approval in respect of the purchase of fish catches at the time of entering *into the same. The Company* acknowledges that its omission to disclose the transaction and to obtain independent shareholders' approval for the same for the period from 31 December 2004 to 31 October 2005 constituted a breach of the relevant provisions of the Hong Kong Listing *Rules. Once the matter was* brought to the Company's attention recently, it took immediate steps to address the situation and disclose the details of the purchase of fish catches by PAH from CFIL *in this announcement. The Stock Exchange* reserves the right to take appropriate actions against the Company and the Directors regarding the breach.

Should PAH and CFIL resume the sale and purchase of fish catches in the future, the Company shall comply with the relevant provisions of the Hong Kong Listing Rules.

(ii) Sale of bunkers and other supplies by PAH

PAH has a fleet of transportation vessels to tranship the fish catches it had purchased from the CFGL Group directly from the fishing grounds where CFGL operated. At the same time, the transportation vessels carried bunkers and other vessel supplies which CFGL required for its continuous fishing operations in these remote fishing grounds.

From 1 January 2002 to 31 October 2005, the CFGL Group had purchased bunkers and other vessel supplies from PAH. The sale of bunkers and other supplies by PAH to CFGL Group from 31 December 2004 had constituted continuing connected transactions of the Company and were subject to the relevant requirements under Chapter 14A of the Hong Kong Listing Rules. The Director and the directors of CFGL have confirmed that they have no current intention to continue these connected transactions and therefore, the sale of bunkers and other supplier by PAH will no longer constitute continuing connected transaction of the Company.

Written agreements were entered into between the relevant members of the CFGL Group and PAH in respect of each of the sale and purchase of bunkers and other vessel supplies transactions. The bunkers and other vessel supplies were sold by PAH at a price based on free on board prices plus freight costs and on normal commercial. Such terms offered by PAH to CFGL Group which are no less favourable than those offered by PAH to an independent third party. Before purchasing such bunkers and supplies from PAH, the CFGL Group obtained price quotations from other suppliers for such bunkers and supplies to ensure that the prices were at prevailing market prices. The consideration paid by the CFGL Group for the bunkers and other vessel supplies was funded from the CFGL Group's internal resources.

The total sale of bunkers and other vessel supplies by PAH to CFGL Group for the three years ended 31 March 2003, 31 March 2004 and 31 March 2005 amounted to HK$4,227,000, HK$12,740,000 and HK$13,778,000 respectively.

For the period from 31 December 2004 to 31 March 2005, the aggregate consideration received from the sale of bunkers and other vessel supplies by PAH to CFIL amounted to HK$3,394,000. The relevant percentage ratios for this period exceeded 0.1% but did not exceed 2.5% and, therefore, under Rule 14A.34 of the Hong Kong Listing Rules, the transactions were subject to reporting and announcement requirements but were exempt from the independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

For the period from 1 April 2005 to 30 September 2005, the aggregate consideration received from the sale of bunkers and other vessel supplies by PAH to CFIL amounted to HK$19,766,000. The relevant percentage ratios for this period exceeded 0.1% but did not exceed 2.5% and, therefore, under Rule 14A.34 of the Hong Kong Listing Rules, the transactions were subject to reporting and announcement requirements but were exempt from the independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The sale and purchase of bunkers and other vessel supplies between PAH and CFIL served as an extended source of supply and income for PAIH Group and were therefore beneficial to the Company. Based on the above, the Directors (including the independent non-executive directors) are of the view that the sale and purchase of bunkers and other vessel supplies were on normal commercial terms, fair and reasonable and in the interests of the PAIH Group and the Shareholders as a whole.

The Company inadvertently omitted to make an announcement in respect of the sale of bunkers and other vessel supplies at the time of entering into the same. The Company acknowledges that its omission to disclose the transaction for the period from 31 December 2004 to 31 October 2005 constituted a breach of the relevant provisions of the Hong Kong Listing Rules. Once the matter was brought to the Company's attention recently, it took immediate steps to address the situation and disclose the details of the sale of bunkers and other vessel supplies by PAH to CFIL in this announcement. The Stock Exchange reserves the right to take appropriate actions against the Company and the Directors regarding the breach.

Should PAH and CFIL resume the sale and purchase of bunkers and other vessel supplies in the future, the Company shall comply with the relevant provisions of the Hong Kong Listing Rules.

(b) *Purchase of fishing vessel spare parts from a connected person*

The CFGL Group had in the past purchased the necessary vessel spare parts from Chuan-Chuan, a company (not being a member of the PAIH Group) in which Mr. Sung, CFGL's Managing Director, holds more than 30% interest. Mr. Sung owns the entire issued share capital of Jade China, which in turn holds more than 30% interest in Super Investment, the holding company of CFGL. For the financial year ended 31 December 2004 and up to the date of this announcement, the CFGL Group did not purchase any vessel spare parts from Chuan-Chuan. The directors of CFGL do not expect that there will be any of such purchases in the remaining year of 2005. However, such transactions may take place in the future and, if so, are expected to be entered into on normal commercial terms should they so occur. No agreement has been entered into between the parties regarding such transactions. The Company shall comply with all applicable requirements under the Hong Kong Listing Rules should such transactions take place.

(c) *Vessel Management Agreement between CIFHK and CFIL*

CIFHK entered into the Vessel Management Agreement with CFIL on 8 March 2005 for a period of 3 years commencing from 1 January 2005. The transactions contemplated thereunder have been, and will continue to be, conducted in the ordinary course of business of the Company and on normal commercial terms and arm's length basis.

Under the Vessel Management Agreement, CIFHK has appointed CFIL to manage and conduct the fishing operations on certain vessels, and CIFHK will pay CFIL a quarterly management fee which is calculated based on the sales of fish catches. CIFHK holds a 30% interest in Zhonggang and, therefore, is a connected person of the Company. Accordingly, the transactions contemplated under the Vessel Management Agreement constitute continuing connected transactions of the Company.

The total management fees received by CFIL under the vessel management agreement for the 3 months ended 31 March 2005 and the 6 months ended 30 September 2005 are HK$3,891,000 and HK$1,764,000 respectively. The relevant percentage ratios in respect of such management fees received under the Vessel Management Agreement for the 3 months ended 31 March 2005 and for the 6 months ended 30 September 2005 exceeded 0.1% but did not exceed 2.5%. Therefore, the transactions were subject to reporting and announcement requirements but were exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Hong Kong Listing Rules.

The Company inadvertently omitted to make an announcement in respect of the Vessel Management Agreement at the time of entering into the same. The Company has acknowledged that its omission to disclose the continuing connected transactions constituted a breach of the relevant provisions of the Hong Kong Listing Rules. Once the matter was brought to the Company's attention recently, it took immediate steps to address the situation by disclosing the details of the Vessel Management Agreement in this announcement. The Stock Exchange reserves the right to table approximately actions against the Company and the Directors regarding the breach.

The Vessel Management Agreement will continue to be carried out until the financial year ending 31 March 2008. Based on the projected annual management fee of HK$7,800,000 to be received by CFIL for the year ending 31 March 2006, the relevant percentage ratios of the annual management fee receivable under the Vessel Management Agreement will exceed 0.1% but will be less than 2.5%, therefore, under Rule 14A.34 of the Hong Kong Listing Rules, the transactions should be subject to reporting and announcement requirements and should be exempt from independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The proposed annual cap for each of the financial years ending 31 March 2006, 31 March 2007 and 31 March 2008 is HK$7,800,000. This annual cap is derived based on management fee of approximately HK$5,655,000 received for the 9 months ended 30 September 2005. As the fish catches for each 12-calendar month period is relatively stable, it is therefore projected that the annual cap will not exceed HK$7,800,000. The Directors (including the independent non-executive Directors) consider that the proposed annual caps are fair and reasonable in so far as the Company and its Shareholders are concerned.

The management fee receivable by the CFGL Group under the Vessel Management Agreement serves as another source of income for the PAIH Group and is therefore beneficial to the Company. Based on the above, the Directors (including the independent non-executive directors) are of the view that the Vessel Management Agreement was entered into on normal commercial terms, fair and reasonable and in the interests of the PAIH Group and the Shareholders as a whole.

(d) *Guarantees provided by PAH and Mr. Sung in connection with a term loan facility granted by Landsbanki*

Pursuant to the Loan Agreement dated 28 April 2005, Landsbanki granted a US$40,000,000 (equivalent to approximately HK$312 million) non-revolving term loan facility to CFIL. CFIL shall repay the loan, including accrued interest, in full in 30 months from the drawdown of the loan, i.e. 27 October 2007. Repayments shall be made with seven equal repayment instalments every three months. The first repayment instalment shall be due on 27 April 2006, i.e. the first anniversary of the drawdown of the loan. As such, no repayment of the loan has yet been made by CFIL. The payment obligation of CFIL under the Facility is guaranteed jointly and severally by PAH and Mr. Sung. The Loan Agreement, the Guarantee and the transactions contemplated thereunder are conducted in the ordinary course of business of the Company and are on normal commercial terms and arm's length basis.

The Guarantee and the transactions contemplated thereunder constitute connected transactions of the Company. The relevant percentage ratios exceeded 2.5% and, therefore, the Guarantee and the transactions contemplated thereunder are subject to the reporting, announcement and independent shareholders' approval pursuant to Rule 14A.63 of the Hong Kong Listing Rules.

The Company will seek the independent shareholders' approval at the SGM to ratify and approve the Guarantee and the transactions contemplated thereunder. N.S. Hong and its associate(s), if any, do not have any interest different from other Shareholders in relation to the Facility and the Guarantee and, therefore, will not be required to abstain from voting at the SGM on the ordinary resolution ratifying and approving the Guarantee and the transactions thereunder, which will be taken on a poll as required under the Hong Kong Listing Rules.

Based on the above, the Directors (including the independent non-executive directors) are of the view that the Guarantee and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable and in the interests of the PAIH Group and the Shareholders as a whole.

Upon completion of the Proposed Spin-off, PAH and Mr. Sung will procure for a replacement corporate guarantee by CFGL in favour of Landsbanki to replace and substitute the Guarantee or change the Guarantee so that they are provided on a several basis. In the event that such a replacement and substitution guarantee is not agreed to by Landsbanki, the Guarantee by PAH and Mr. Sung will continue to secure the payment obligations of CFIL under the Facility. As at the date of this

ASSURED ENTITLEMENTS

Under the Hong Kong Listing Rules, a listed issuer which is spinning off a subsidiary by obtaining a listing for it, whether in Hong Kong or overseas, is required to offer to its shareholders a proportion of any shares in the subsidiary to be issued or sold under assured entitlements, unless minority shareholders agree in general meeting to waive such entitlement. It is intended that assured entitlements to shares in CFGL will not be provided to the Shareholders. It would not be lawful for the Company to offer by way of preferential allocation to any of the Shareholders an assured entitlement to the Proposed Spin-off without registering a prospectus in Hong Kong. Given the time and expenses to prepare, finalize and obtain regulatory approval for such prospectus which is roughly estimated to take at least 6 months and cost millions of dollars, the Directors do not consider that assured entitlements are appropriate for minority Shareholders if CFGL Shares would only be traded in Singapore.

Moreover, as part of the offering structure of the Proposed Spin-off, the directors of CFGL do not intend to offer the shares to the public in Hong Kong since they consider Singapore the most appropriate market for CFGL to seek a listing on a stock exchange. As the board lot for CFGL Shares is expected to be 1,000 shares, the assured entitlements, whether by way of preferential allocation or distribution in specie, would in most cases give the Shareholders odd-lots of CFGL Shares which are of no significant value owing to the discount applied to the low marketability of odd lots shares, as compared with board lot shares. Considering the potential small size of assured entitlements, whether by way of preferential allocation or distribution in specie, if they were to be offered allocated or distributed, the Shareholders will be facing practical difficulties, including, amongst other things, (i) opening of bank account in Singapore dollars; (ii) opening share trading account with a registered broker in Singapore; (iii) trading CFGL Shares in odd-lots, if offered, under assured entitlements on the SGX-ST as discussed in (2) above; (iv) the minimum brokerage in Singapore is S$40 per transaction. It would thus be uneconomical for most of the shareholders the Company or PAH to take up their entitlements since the CFGL Shares will be traded in Singapore and it would be difficult for the Shareholders to follow and get the latest and complete information on such shares.

Moreover, in the event of a preferential allocation, the exact number of CFGL Shares available to investors in Singapore will not be determined until after the Shareholders in Hong Kong have indicated whether their entitlements are taken up. Any significant allocation of CFGL Shares under a preferential entitlement scheme will significantly increase the uncertainty relating to the number of CFGL Shares available to the Invitation and is not generally acceptable to CFGL's underwriters in Singapore.

For the reasons stated above, the Directors consider that the provision of the assured entitlements to the Shareholders under these circumstances is unduly burdensome and not to the benefit of the Company and the Shareholders. Waiver of such assured entitlements will be sought from the Minority Shareholders at the SGM.

RECOMMENDATION

Based on the relevant information disclosed herein, the Directors, including the independent non-executive Directors, believe that the terms of the Guarantee, Proposed Spin-off and the waiver of assured entitlements to the CFGL Shares are fair and reasonable so far as the Shareholders are concerned and are in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders and the Minority Shareholders, as the case may be, to vote in favour of the ordinary resolutions to be considered at the SGM to approve the Guarantee, the Proposed Spin-off and the waiver of assured entitlements to the CFGL Shares.

As mentioned above, Baron has been appointed as the independent financial adviser to advise the Independent Board Committee and the Minority Shareholders in respect of the transactions regarding the sale and purchase of fish catches between PAH and CFIL, the Guarantee, the Proposed Spin-off and the waiver of assured entitlements to the CFGL Shares.

SGM

The SGM will be held at Harbour Room, 56/F, Island Shangri-La Hong Kong, Two Pacific Place, Supreme Court Road, Central, Hong Kong at 10:30 a.m. on Monday, 5 December, 2005 to consider and approve, if appropriate, the Guarantee, the Proposed Spin-off and waiver of the assured entitlements to the CFGL Shares. The resolutions to approve the Guarantee and the waiver of assured entitlements will be voted by way of poll. The notice convening the SGM is set out at the end of this announcement.

Pursuant to PN 15, N.S. Hong Investment (BVI) Limited, holding approximately 51.44% of the issued share capital of the Company as at the date of this announcement, and its associate will abstain from voting on the resolution in relation to the waiver of assured entitlements to the CFGL Shares at the SGM, but they are not required to abstain from voting in relation to the respective resolutions for approving the Guarantee and the Proposed Spin-off because they do not have a material interest in these proposals. To the extent that the Company is aware and having made all reasonable enquiries, as at the date of this announcement:

(i) N.S. Hong Investment (BVI) Limited was a substantial shareholder of the Company holding approximately 51.44% of its then entire issued share capital and controlled and was entitled to control over the voting rights in respect of such shares;

(ii) there was no voting trust or other agreement, arrangement or understanding entered into by or binding upon N.S. Hong Investment (BVI) Limited and N.S. Hong Investment (BVI) Limited was not subject to any obligation or entitlement, whereby it had or might have temporarily or permanently passed control over the exercise of the voting right in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis;

(iii) it was not expected that there would be any discrepancy between N.S. Hong Investment (BVI) Limited's beneficial shareholding interest in the Company as disclosed in this announcement and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right in the SGM; and

(iv) Mr. Sung, Jade China and their respective associates did not hold any Shares.

DESPATCH OF CIRCULAR

A circular containing, among other things, further details of the Proposed Spin-off, advice from Baron Capital Limited, the financial adviser appointed by the Company on the sale and purchased of fish catches between PAH and CFIL, the Guarantee, the Proposed Spin-off, waiver of assured entitlements as well as a notice of the SGM, together with a form of proxy, is expected to be despatched to the Shareholders on 19 November 2005.

Shareholders' attention is drawn to the letters from the Independent Board Committee the sale and purchase of fish catches between PAH and CFIL and a letter of advice of Baron Capital Limited in respect of, amongst others, the sale and purchase of fish catches between PAH and CFIL, the Guarantee, the Proposed Spin-off and the waiver of assured entitlements to CFGL Shares. Shareholders should read the above letters carefully before deciding to vote in favour of or against the resolutions to be proposed at the SGM.

GENERAL

The Independent Board Committee, comprising Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent, has been appointed by the Board to advise the Minority Shareholders as to the fairness and reasonableness of the Guarantee, the Proposed Spin-off and the waiver of assured entitlements to CFGL Shares. Baron Capital Limited has been appointed as the independent financial adviser to provide its opinion to the Independent Board Committee in connection with the same.

No final decision has yet been made by the board of PAH as to whether and when the Proposed Spin-off will be launched. There can be no assurance that the approval of the Stock Exchange for the Proposed Spin-off and of SGX-ST for the permission to deal in, and for the quotation of the CFGL Shares will be granted. Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

Shareholders, Warrantholders and potential investors should note that the Proposed Spin-off is subject to, among other things, the approval from the Shareholders and the Stock Exchange in respect of the Spin-off, approval of the waiver of assured entitlements to the CFGL Shares given by the Minority Shareholders and approval from the SGX-ST respectively. There is no assurance that such approvals will be granted. Therefore, the Proposed Spin-off may or may not proceed. Accordingly, Shareholders, Warrantholders and potential investors are reminded to exercise caution when dealing in the Shares and the Warrants.

DEFINITIONS

"associates"	has the meaning ascribed to such term in the Hong Kong Listing Rules
"Baron"	means Baron Capital Limited, a licensed corporation for types 1 (dealing in securities) and 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser to the Independent Board Committee and the Minority Shareholders
"Board"	the board of Directors of the Company
"CFGL"	China Fishery Group Limited, a company incorporated under the laws of Cayman Islands on 14 April 2000, which will be the listing vehicle pursuant to the Proposed Spin-off
"CFGL Group"	CFGL and its subsidiaries
"CFGL Shares"	ordinary shares of US$0.10 each in the capital of CFGL
"CFIL"	China Fisheries International Limited in which PAH, an indirect non-wholly owned subsidiary of the Company, is indirectly interested in approximately 51.9% of its entire issued share capital
"Chuan Chuan"	Chuan-Chuan Yoo International Trade Ltd., a company (not being a member of the PAIH Group) in which Mr. Sung holds more than 30% interest
"CIFHK"	China International Fisheries Hong Kong Limited, a company which beneficially owns 30% of the entire issued share capital of Zhonggang which is a non-wholly owned subsidiary of PAH and PAIH
"Company"	Pacific Andes International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose Shares are listed on the Main Board of the Stock Exchange
"connected person"	has the meaning as defined in the Hong Kong Listing Rules
"Directors"	directors of the Company
"Facility"	the US$40,000,000.00 (equivalent to approximately HK$312 million) non-revolving term loan facility granted by Landsbanki to CFIL under the Loan Agreement
"Guarantee"	the joint and several guarantee provided by PAH and Mr. Sung in favour of Landsbanki as security under the Loan Agreement
"Golden Target"	Golden Target Pacific Limited, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of PAH
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Independent Board Committee"	the independent board committee, comprising Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent, which has been appointed by the Board to advise the Minority Shareholders as to the fairness and reasonableness of, amongst other things, the Proposed Spin-off

The Company inadvertently omitted to make an announcement and seek approval from its independent shareholders in respect of the Guarantee at the time of entering into the same. The Company acknowledges that its omission to disclose this connected transaction constituted a breach of the relevant provisions of the Hong Kong Listing Rules. Once the matter was brought to the Company's attention recently, it took immediate steps to address the situation by disclosing the details of the Guarantee in this announcement and seeking to obtain shareholders' approval of the Guarantee at the SGM. The Stock Exchange reserves the right to table appropriate action against the Company and the Directors regardiqg the breach.

5. **Financial Effects of the Proposed Spin-off**

(a) *Consolidated net tangible asset value*

The audited consolidated net assets of CFGL as at 31 December 2004 and 2003 were US$20,465,000 (approximately HK$159,627,000) and US$2,811,000 (approximately HK$21,926,000) respectively. The unaudited consolidated net assets of CFGL as at 30 June 2005 was US$36,238,000 (approximately HK$282,656,000).

Following the implementation of the Proposed Spin-off and the Invitation, it is expected that the consolidated net tangible asset value of the PAIH Group will be increased as a result of the issue by CFGL of the Offer Shares and the Placement Shares at a price above their attributable underlying consolidated net tangible asset value. PAH's effective attributable beneficial interest in CFGL will initially be reduced from 36.93% to 31.12%. PAH is currently an indirect 65%-owned Singapore-listed subsidiary of the Company, and CFGL will remain an indirect subsidiary of the Company upon completion of the Invitation.

For illustration purpose, based on the assumptions that (i) the Invitation were completed on 30 June 2005; and (ii) the net proceeds from the Invitation would be within the range of approximately HK$273.1 million to HK$419.3 million, the consolidated net tangible asset value of the PAIH Group will be expected to be increased within the range of HK$46.0 million to HK$75.7 million from the estimated gain on deemed disposal of the interests in CFGL.

(b) *Profit attributable to shareholders*

The audited profit attributable to the Shareholders of PAIH for the year ended 31 March 2005 and 2004 were HK$163,228,000 and HK$111,630,000 respectively. The audited profit attributable to the shareholders of CFIL for the year ended 31 December 2004 and 2003 were US$17,653,000 (approximately HK$137,693,000) and US$4,322,000 (approximately HK$33,712,000) respectively.

Following the implementation of the Proposed Spin-off and the Invitation, the PAIH Group's earnings contributed from the CFGL Group will be reduced as PAH's interest in CFGL will initially be reduced 5.83% from 36.93% to approximately 31.12%.

For illustration purpose, the profit attributable to shareholders of PAIH will be reduced by about 5.83% dilution of profit contributed by CFGL arising from the disposal of interest in CFGL as a result of the Offer Shares and the Placement Shares. In addition, the profit attributable to shareholders of PAIH is expected to record an exceptional profit of ranges from HK$46.0 million to HK$75.7 million (which represents 24% of its shares in gross exceptional gain) arising from the gain of deemed disposal of CFGL by PAIH.

(c) *Turnover*

The audited turnover of CFGL as at 31 December 2004 and 2003 were US$94,646,000 (approximately HK$738.2 million) and US$55,062,000 (approximately HK$429.5 million) respectively.

Following the implementation of the Proposed Spin-off and the Invitation, it is expected that there will be no impact on the turnover of the PAIH Group. The turnover of the PAIH Group will be HK$5,298,276,000 for the year ended 31 March 2005 as if the Offer Shares and the Placement Shares had taken place on 1 April 2004.

(d) *Profit before tax*

The audited profit before tax of CFGL as at 31 December 2004 and 2003 were US$17,653,000 (approximately HK$137,693,000) and US$4,322,000 (approximately HK$33,712,000) respectively.

For illustration purpose, the profit before tax of PAIH will be reduced by about 5.83% dilution of profit contributed by CFGL arising from the disposal of interest in CFGL as a result of the Offer Shares and the Placement Shares. In addition, the profit before tax of PAIH is expected to record an exceptional profit of ranges from HK$191.7 million to HK$315.0 million arising from the gain of deemed disposal of CFGL by PAIH.

(e) *Profit after tax*

The audited profit after tax of CFGL as at 31 December 2004 and 2003 were US$17,653,000 (approximately HK$137,693,000) and US$4,322,000 (approximately HK$33,712,000) respectively.

For illustration purpose, the profit after tax of PAIH will be reduced by about 5.83% dilution of profit contributed by CFGL arising from the disposal of interest in CFGL as a result of the Offer Shares and the Placement Shares. In addition, the profit after tax of PAIH is expected to record an exceptional profit of ranges from HK$191.7 million to HK$315.0 million arising from the gain of deemed disposal of CFGL by PAIH.

6. **Reasons for and Benefits of the Proposed Spin-off**

The Proposed Spin-off will produce clear commercial benefits to both the Company and CFGL for the following reasons:

(a) the Company can "realise" the value in one of its investment projects in return for more liquid securities. This is consistent with the Company's investment strategies;

(b) CFGL can raise further capital for expanding and developing its business with a more distinct identity;

(c) CFGL can attract strategic investors, who can produce synergy for CFGL, to invest and form strategic partnerships with CFGL; and

(d) the CFGL Group can build up its own identity as an independently listed group. This will facilitate its access to equity and debt markets to fund future development.

In light of the above, the Directors do not anticipate any adverse impact on the Shareholders as a result of the implementation of the Proposed Spin-off.

The Board also believes that the separate listing of CFGL will provide CFGL direct access to the capital market for equity and/or debt financing, and the value of the CFGL would be more distinct, recognizable and easier to realize. In addition, the Proposed Spin-off will enhance the transparency of the performance of CFGL's business as well as its decision-making process and improve its responsiveness to market changes. The Board expects that CFGL, by having a separate management team, will be able to prosper independently.

The Board believes that the Proposed Spin-off will be beneficial to the Shareholders because the Company will be able to realize the value of its investments in CFGL, enhance the value of its Shares as CFGL, an indirect subsidiary of the Company, continues to grow after the Proposed Spin-off, as well as focus on developing the Company's Principal Activities.

7. **Intended use of proceeds**

The net proceeds from the issue of new CFGL Shares under the Invitation, the amount of which is based on the prevailing market conditions and estimated market demand for CFGL Shares, are currently estimated to be within the range of approximately S$59.6 million (approximately HK$273.1 million) to S$91.5 million (equivalent to approximately HK$419.3 million). CFGL intends to use the net proceeds for the purposes set out below:

(a) approximately S$50.85 million (equivalent to approximately HK$233.0 million) to be used either for the acquisition of new fishing and transportation vessels or the prepayment to be made under any new vessel operating or management agreements; and

(b) the balance to be used for CFGL's working capital.

8. **Conditions precedent for the Proposed Spin-off**

The Proposed Spin-off, should it proceed, will constitute a discloseable transaction for the Company under Chapter 14 of the Hong Kong Listing Rules. It will also constitute a material dilution of the Company's interest in a major subsidiary, which will require approval of the Shareholders, under Practice Note 15 of the Hong Kong Listing Rules.

The Proposed Spin-off will primarily be conditional on the following:

(a) the Stock Exchange granting approval for the Proposed Spin-off and all applicable compliance requirements under the Hong Kong Listing Rules being fulfilled;

(b) SGX-ST granting the permission to deal in, and for the quotation of the shares of CFGL in issue and to be issued under the Invitation and all applicable compliance requirements under the SGX-ST Listing Rules being fulfilled;

(c) the terms and structure of the Invitation being agreed among PAH, CFGL and the underwriters in respect of the Invitation;

(d) the Shareholders passing an ordinary resolution at the SGM to approve the Proposed Spin-off;

(e) the Minority Shareholders passing an ordinary resolution at the SGM to approve the waiver of assured entitlements to the CFGL Shares to be issued under the Proposed Spin-off (please see the section headed "Assured Entitlements" below for details); and

(f) compliance of all applicable legal and regulatory requirements in Singapore, Hong Kong, Cayman Islands and Bermuda (if applicable).

If the above conditions are not fulfilled, the Proposed Spin-off will not proceed and the Stock Exchange will be notified immediately and an announcement will be published by the Company as soon as practicable thereafter.

"Jade China"	Jade China Investments Limited, a company incorporated in Samoa
"Landsbanki"	Landsbanki Islands HF
"Latest Practicable Date"	means 17 November 2005, being the latest practicable date prior to the principal of the announcement
"Loan Agreement"	the loan agreement dated 28 April 2005 entered into amongst Landsbanki as lender, CFIL as borrower, and PAH and Mr. Su guarantors under which Landsbanki granted the Facility to CFIL
"Minority Shareholders"	Shareholders other than N.S. Hong Investment (BVI) Limited, the registered shareholder of approximately 51.44% of the issued capital of the Company, and its associates
"Mr. Sung"	Mr. Sung Yu Ching, managing director of CFGL, a director of CFIL and the beneficial owner of 48.1% of the entire issued capital of CFGL as at the Latest Practicable Date
"Offer Shares"	the new CFGL Shares which are the subject of the offer by CFGL to the public in Singapore for subscription
"PAH"	Pacific Andes (Holdings) Limited, a company incorporated in Bermuda with limited liability, whose shares and warrants are list the SGX-ST, and a subsidiary of the Company in which the Company is interested in approximately 65.1% of its issued share ca
"PAH Group"	PAH and its subsidiaries
"PAIH Group"	the Company and its subsidiaries
"Placement Shares"	the new CFGL Shares which are the subject of the placement by the placement agent appointed by CFGL
"PN15"	Practice Note 15 of the Hong Kong Listing Rules
"Principal Activities"	the business of (i) global sourcing,; (ii) further processing on-shore and international distribution of a variety of frozen se products (including frozen fish, fillets and portions); (iii) trading of marine fuel; and (iv) the cultivation, processing and sup vegetables
"Proposed Spin-off"	the proposed separate listing of the shares of CFGL on the Main Board of SGX-ST
"Remaining Group"	the Company and its subsidiaries (excluding the CFGL Group)
"SGM"	the special general meeting to be convened by the Company to approve the Guarantee, the Proposed Spin-off and the waiver of as entitlements
"SGX-ST"	the Singapore Exchange Securities Trading Limited
"SGX-ST Listing Rules"	the rules and provisions of the Listing Manual of SGX-ST
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Super Investment"	Super Investment Limited, a company incorporated under the laws of Cayman Islands
"Vessel Management Agreement"	means a vessel management agreement entered into between CFIL and CIFHK on 8 March 2005 for a period of 3 years comm from 1 January 2005
"Warrants"	warrants issued by the Company and listed on the Stock Exchange whose trading commenced on 1 February 2005
"Warrantholders"	holders of the Warrants
"Zhonggang"	Zhonggang Fisheries Limited, a company incorporated in the British Virgin Islands and a 70% owned subsidiary of PAH
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singapore dollars respectively
"US$" and "US cents"	United States dollars and cents respectively

In this announcement, translation of S$ into HK$ and US$ into HK$ are made for illustration purposes only, at the rate of S$1.00 = HK$4.5828 and US$1 to HK$7.80 respecti

By order of the Board
Pacific Andes International Holdings Liml
Ng Joo Siang
Managing Director

Hong Kong, 19 November 2005

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Man Chun, Kent.

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT a special general meeting (the "SGM") of Pacific Andes International Holdings Limited (the "Company") will be held at Harbour 56/F, Island Shangri-La Hong Kong, Two Pacific Place, Supreme Court Road, Central, Hong Kong at *10:30 a.m.* on Monday, 5 December, 2005, for the purp considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. "**THAT** the guarantee provided by Pacific Andes (Holdings) Limited ("PAH") and Mr. Sung Yu Ching ("Mr. Sung") in favour of Landsbanki Islands HF ("Landst pursuant to a loan agreement dated 28 April 2005 between Landsbanki as lender, China Fishery Group Limited ("CFGL") as borrower, PAH and Mr. Sung as joint and guarantors (a copy of which is tabled at the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification), be and is hereby r confirmed and approved."

2. "**THAT** the proposed separate listing (the "**Proposed Spin-off**") of the shares of CFGL on the Main Board of the Singapore Exchange Securities Trading Limited ("SG as more particularly described in the circular to shareholders of the Company to be despatched on 19 November, 2005 (the "**Circular**"), a copy of which is produce meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification, which constitutes a material dilution (within the meaning under th Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited of the Company's interest in CFGL, subject to, among other things, the listing of the of CFGL being approved by SGX-ST, be and is hereby approved and the board of directors of the Company be and is hereby authorised to do all such acts and thing enter into all such transactions and arrangements as they may in their discretion consider to be necessary, desirable and/or expedient in order to give effect to the Pr Spin-off."

3. "**THAT** subject to the passing of resolution numbered 2 set out in the notice convening this meeting, the proposed listing of the shares of CFGL on SGX-ST be made providing the shareholders of the Company with any assured entitlements to new shares in CFGL as referred to in the Rules Governing the Listing of Securities on th Exchange of Hong Kong Limited be and is hereby approved AND THAT any and all rights of the shareholders of the Company to such assured entitlements be and are unconditionally and irrevocably waived."

By Order of the Board
Pacific Andes International Holdings Lin
Cheng Nai Ming
Company Secretary

19 November, 2005

Principal place of business in Hong Kong:
Rooms 3201-3210, Hong Kong Plaza
188 Connaught Road West
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy t and, on a poll, vote in his stead at the meeting and any such member who is a holder of 2 or more shares in the Company is entitled to appoint more than one proxy t and vote in his stead. A proxy need not be a member of the Company. A member may not appoint more than 2 proxies to attend on the same occasion.

2. To be valid, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of att authority must be deposited to the Company at Rooms 3201-3210, Hong Kong Plaza, 188 Connaught Road West, Hong Kong, not less than 48 hours before the time ap for holding the meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the meetin adjourned meeting should you so wish.

3. A form of proxy for use at the meeting will be despatched to the Shareholders together with the Circular.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。
本公佈並不構成認購或購買任何證券之建議或邀請，亦非提呈任何該等建議或邀請。

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

須予披露交易及
中漁集團有限公司
於新加坡證券交易所有限公司
獨立上市之建議
導致於主要附屬公司之權益被重大地攤薄
建議豁免保證配額
多項關連交易
寄發有關分拆建議之通函
及股東特別大會通告

茲提述本公司日期為二零零五年十月二十四日之公佈，關於董事會宣佈其間接附屬公司中漁於二零零五年十月二十一日接獲新加坡證券交易所通知，其符合資格於新加坡證券交易所之主板上市。

倘分拆建議得以進行，根據香港上市規則第14章，其將構成本公司之須予披露交易，而本公司於主要附屬公司之權益亦被重大地攤薄，根據香港上市規則第15項應用指引須獲股東批准。將不會向股東提供中漁股份之保證配額，並將於股東特別大會徵求少數股東豁免有關保證配額。

餘下集團及中漁集團若干成員公司已或曾訂立多項持續關連交易，分別為(i)恩利控股向中漁國際購買魚獲；(ii)恩利控股向中漁集團出售燃料庫及其他船舶物料；及(iii)中漁國際於二零零五年三月八日與中國國際漁業訂立船舶管理協議。自二零零四年十二月三十一日中漁國際成為本公司間接非全資附屬公司起，該等交易構成本公司之持續關連交易，本公司原應遵守香港上市規則第14A章有關規定。此外，擔保亦構成本公司之關連交易，本公司原應遵守香港上市規則第14A章有關規定。本公司基於無心之失未有就該等關連交易刊發公佈及／或徵求獨立股東批准，並知悉有關遺漏構成違反香港上市規則。

本公司將舉行股東特別大會，以考慮及酌情批准擔保、分拆建議及豁免中漁股份保證配額。擁有本公司已發行股本約51.44%之登記股東N.S. Hong Investment (BVI) Limited及其聯繫人士，須於股東特別大會就豁免中漁股份保證配額之決議案放棄投票，惟由於彼等並無於有關建議擁有重大權益，因而毋須就批准擔保及分拆建議之決議案放棄投票。

董事會已委任由郭琳廣先生、劉嘉彥先生及葉文俊先生組成獨立董事委員會，就恩利控股與中漁國際間之魚獲買賣、擔保、分拆建議及豁免中漁股份保證配額是否公平合理，向少數股東提供意見。本公司已委聘建勤融資有限公司為獨立財務顧問，就恩利控股與中漁國際間之魚獲買賣、擔保、分拆建議及豁免中漁股份之保證配額向獨立董事委員會及少數股東提供意見。

載有（其中包括）分拆建議進一步資料、建勤融資有限公司函件及獨立董事委員會就恩利控股與中漁國際間之魚獲買賣、擔保、分拆建議及豁免中漁股份保證配額之意見以及股東特別大會通告之通函，預期將於二零零五年十一月十九日寄發予股東。

股東務請垂注獨立董事委員會及建勤融資有限公司有關（其中包括）恩利控股與中漁國際間之魚獲買賣、擔保、分拆建議及豁免中漁股份保證配額之函件。股東決定就將於股東特別大會提呈之決議案投贊成或反對票前，務請仔細參閱上述函件。

股東、認股權證持有人及有興趣之投資者務請注意，分拆建議須待（其中包括）股東及聯交所批准分拆建議、少數股東批准豁免中漁股份保證配額及新加坡證券交易所批准，方可作實，惟不保證可獲得有關批准或豁免，故此，分拆建議不一定進行。因此，股東、認股權證持有人及有興趣之投資者在買賣股份及認股權證時，務請審慎行事。

緒言

茲提述本公司日期為二零零五年十月二十四日之公佈，關於董事會宣佈其間接附屬公司中漁於二零零五年十月二十一日接獲新加坡證券交易所通知，其符合資格於新加坡證券交易所之主板上市。

倘分拆建議得以進行，根據香港上市規則第14章，其將構成本公司之須予披露交易，而本公司於主要附屬公司之權益亦被重大地攤薄，根據第15項應用指引須獲股東批准。中漁股份之保證配額將不會提呈予股東，並將於股東特別大會徵求少數股東豁免有關保證配額。

股東、認股權證持有人及有興趣之投資者務請注意，分拆建議須待（其中包括）股東及聯交所批准分拆建議、少數股東批准豁免中漁股份保證配額及新加坡證券交易所批准，方可作實，惟不保證可獲得有關批准或豁免，故此，分拆建議不一定進行。因此，股東、認股權證持有人及有興趣之投資者在買賣股份及認股權證時，務請審慎行事。

分拆建議之背景

於二零零四年七月十二日，恩利控股擁有70%權益之附屬公司中港收購中漁國際已發行股本49.9%權益，碧華當時為實益擁有中漁國際其餘已發行股本總額50.1%權益之其他股東。誠如本公司日期為二零零四年十二月三十一日之公佈所披露，恩利控股之全資附屬公司Golden Target向碧華進一步收購中漁國際已發行股本2%權益。由於該等收購，恩利控股間接擁有中漁國際已發行股本總額51.9%權益，中漁國際因而於二零零四年十二月三十一日成為恩利控股及恩利國際控股之間接附屬公司。恩利控股其後就其於中漁國際之股權進行集團重組，據此，中漁國際成為中漁之間接全資附屬公司。

中漁乃中漁國際之控股公司，主要從事進行捕撈業務及向漁船提供捕撈管理服務業務。於最後可行日期，中漁集團並無擁有任何船舶。中漁之魚獲由其市場推廣附屬公司負責銷售，並且設有採購附屬公司，負責為中漁集團採購燃料、招聘船員、採購船舶零部件及其他船舶補給品。

中漁透過訂立船舶經營協議進行捕撈業務，亦透過訂立船舶管理協議向漁船提供捕撈管理服務。船舶經營協議與船舶管理協議之主要分別在於中漁總收代價之結構。根據船舶經營協議，中漁負責捕撈以及魚獲銷售及市場推廣工作。因此，就船舶經營協議而言，中漁有權收取魚獲銷售額，而有關銷售額將計入中漁賬目內。根據船舶管理協議，中漁負責捕撈工作。然而，魚獲銷售及市場推廣工作則由船主負責進行，而中漁有權收取管理費，有關費用乃按魚獲總值減經營開支及船主之固定及浮動回報等若干協定部分計算。就船舶管理協議而言，魚獲銷售額及開支將不會計入中漁賬目內。根據該兩份協議，中漁集團負責捕撈工作，而船主則負責向中漁集團提供足夠魚獲配額或牌照。此外，中漁集團主要從事捕撈及提供漁船管理業務。

於本公佈日期，中漁集團與獨立第三方訂立一項船舶經營協議，而其與本公司關連人士中國國際漁業訂立一項船舶管理協議。因此，此船舶管理協議構成本公司關連交易，須遵守香港上市規則第14A章所載規定。有關是項交易之詳情，請參閱下文「關連交易」一節。中漁毋須依賴餘下集團自第三方船主或安排人取得任何船舶經營協議及船舶管理協議。

餘下集團主要從事主營業務，即(i)全球採購；(ii)處理多種冷凍海產食品（包括冷凍魚類、魚柳及魚切塊）國內及國際分銷；(iii)買賣船舶燃料；及(iv)耕種、加工及供應蔬菜業務。餘下集團將於分拆建議後繼續從事此等主營業務。

分拆建議

1. 分拆建議

分拆建議及邀請之結構將由中漁董事及邀請之包銷商HL Bank落實，現時預期涉及發行57,000,000股新中漁股份（當中包括發售股份及配售股份）以及中漁股份於新加坡證券交易所主板獨立上市。按以下暫定上市時間表，在新加坡有關機構批准及中漁管理層最終決定之規限下，預期新中漁股份將於二零零五年十二月十六日或前後開始於新加坡證券交易所買賣：

二零零五年十二月六日	於新加坡寄發中漁售股章程
二零零五年十二月七日	邀請開始
二零零五年十二月十四日中午十二時正	申請截止登記及邀請結束日期及時間
二零零五年十二月十五日	就申請進行抽籤（倘於新中漁股份獲超額認購情況下需要）
二零零五年十二月十六日上午九時正	按「備妥」基準開始買賣

配售股份劃為供配售予新加坡公眾人士及機構投資者。發售股份則可供新加坡公眾人士認購。

發售股份與配售股份間之確實比例以及與邀請之包銷商之協議條款（包括發售價，預期將介乎1.12新加坡元（約相當於5.13港元）至1.68新加坡元（約相當於7.70港元））尚未落實，須視乎現行市況及預計市場對中漁股份之需求而定。

邀請所得款項淨額估計將介乎約273,100,000港元至約419,300,000港元。中漁擬動用部分邀請所得款項淨額作收購新魚船及運輸船舶或預付船舶經營協議或船舶管理協議項下款項，而餘額將撥作中漁一般營運資金。

董事確認，本公司將就分拆建議遵從第15項應用指引所有規定，包括股東於股東特別大會通過普通決議案批准分拆建議。股份將繼續於聯交所上市。

2. 中漁之股權結構

中漁之現行股權結構及緊隨分拆建議實行後之股權結構載列如下：

附註：

1. 中漁國際於二零零四年七月十三日成為恩利控股之聯繫人士及於二零零四年十二月三十一日成為恩利控股之間接附屬公司。於二零零四年十二月三十一日，中漁國際全體股東訂立股東協議，據此，有關中漁國際管理之所有重大決策須獲中漁國際全體股東批准。因此，根據香港財務報告準則，中漁國際被視為共同擁有實體。

   其後，為籌備中漁獨立上市而實行集團重組，據此，中漁成為中漁國際之唯一股東。基於重組，上述股東協議已於二零零五年七月一日起終止。因此，自二零零五年七月一日起，本公司須按100%基準將中漁集團列作附屬公司，綜合計入賬目。

2. 恩利國際控股集團之數字乃按恩利國際控股截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度之經審核綜合財務報表計算。

3. 中漁集團之數字乃按中漁國際（中漁之全資附屬公司）截至二零零二年、二零零三年及二零零四年十二月三十一日止三個年度之經審核綜合財務報表計算。

4. 餘下集團數字乃按餘下集團截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度之管理賬目計算。

誠如上述數字所示，餘下集團將保留足夠業務水平及足夠資產，以支持其於分拆建議後繼續在主板上市。此外，誠如上文所示，截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度，餘下集團符合香港上市規則第8.05條之最低溢利規定，並有股東應佔溢利總額334,204,000港元（即就截至二零零五年止三個財政年度超過50,000,000港元）。

(b) 本公司保留之業務與中漁業務之清晰劃分

餘下集團主要從事(i)全球採購；(ii)處理多種冷凍海產食品（包括冷凍魚類、魚柳及魚切塊）國內及國際分銷；(iii)買賣船舶燃料；及(iv)耕種、加工及供應蔬菜業務。上述所有4類業務活動由餘下集團進行，而所有捕撈及提供捕撈管理服務則由中漁集團進行。

中漁集團經營及管理近岸及深海捕撈船舶並進行捕撈業務。中漁之魚獲由其市場推廣附屬公司銷售，並且設有採購附屬公司，負責為中漁集團採購燃料、聘用船員、採購船舶零部件及其他船舶補給品。現時，餘下集團各成員公司概無從事捕撈船舶業務。以下為餘下集團與中漁集團業務其他方面之比較，就業務清晰劃分提供進一步證明：

(i) 業務目標

中漁目標為在印度洋、大西洋及太平洋經營及管理近岸及深海捕撈船舶。該等業務目標與餘下集團之全面及多元化業務不同，餘下集團乃從事主營業務，包括多種冷凍海產食品（包括冷凍魚類、魚柳及魚切塊）買賣、採購以及處理國內及國際分銷之大型集團公司。

儘管恩利控股為中漁之魚獲客戶，其亦向中漁集團出售燃料及其他補給品（該等交易之詳情請參閱下文「關連交易」一節），概無餘下集團成員公司從事中漁集團之業務，而中漁集團亦無從事餘下集團成員公司之業務。此外，由於(i)餘下集團與中漁集團間燃料及其他補給品銷售額及採購額所佔百分比數字對雙方而言相對並不重大；及(ii)魚獲乃按市價買賣，而任何一方概無就魚獲供求依靠對方，故中漁集團並無就魚獲銷售以及燃料與其他補給品採購依靠餘下集團，而餘下集團亦無就上述各項依靠中漁集團。此外，恩利國際控股、恩利控股及中漁確認，彼等現時並無計劃繼續進行該等魚獲銷售及燃料採購交易。

總括而言，餘下集團及中漁集團業務互有關連，惟該等業務均清晰劃分，並無互相依賴。

(ii) 收益模式

餘下集團預期收益主要源自主營業務，包括(i)全球採購；(ii)處理多種冷凍海產食品（包括冷凍魚類、魚柳及魚切塊）國內及國際分銷；(iii)買賣船舶燃料；及(iv)耕種、加工及供應蔬菜業務。

於過往三個財政年度，餘下集團逾96%收益乃源自此等主營業務。餘下集團於過往三個財政年度之營業額分析載於下表：

營業額來源	經審核 截至 二零零五年 三月三十一日 止年度 *千港元*	經審核 截至 二零零四年 三月三十一日 止年度 *千港元*	經審核 截至 二零零三年 三月三十一日 止年度 *千港元*
全球採購	2,729,929	2,443,095	2,107,504
國內及國際分銷	2,320,141	1,884,316	1,685,387
買賣船舶燃料及其他	37,150	22,378	16,31[illegible]
供應蔬菜	25,010	43,638	40,04[illegible]
總計	5,112,230	4,393,427	3,849,25[illegible]

• *中漁之現行股權結構*


本公司
65%
中國國際漁業
恩利控股
宋先生
30%
70%
100%
100%
Golden Target
碧華
49.9%
2%
48.1%
Super Investment
100%
中漁
(建議分拆公司)
100% (間接持有)
中漁國際及
其附屬公司

• *緊隨分拆建議實行後之股權結構*


本公司
65%
中國國際漁業
恩利控股
宋先生
30%
70%
100%
100%
Golden Target
碧華
49.9%
2%
48.1%
Super Investment
公眾股東
84.2%
15.8%
中漁
(建議分拆公司)
100% (間接持有)
中漁國際及
其附屬公司

3. 恩利國際控股集團、中漁集團與餘下集團之關係

以資產規模及業務範疇而言，中漁之業務乃獨立並能與餘下集團之業務清晰劃分。本公司於一九九四年在聯交所主板上市。分拆建議後，餘下集團將具備足夠業務及資產以支持其於聯交所主板上市。

(a) 恩利國際控股集團、中漁集團及餘下集團之財務資料

(i) 資產淨值

	於二零零五年三月三十一日之經審核綜合／合併資產淨值 千港元	於二零零四年三月三十一日之經審核綜合／合併資產淨值 千港元	於二零零三年三月三十一日之經審核綜合／合併資產淨值 千港元
恩利國際控股集團 *(附註2)*	1,395,249	1,231,478	771,258
中漁集團 *(附註3)*	159,627	21,926	14,734
餘下集團 *(附註4)*	1,359,879	1,231,478	771,258

(ii) 資產總值

	於二零零五年三月三十一日之經審核綜合／合併資產總值 千港元	於二零零四年三月三十一日之經審核綜合／合併資產總值 千港元	於二零零三年三月三十一日之經審核綜合／合併資產總值 千港元
恩利國際控股集團 *(附註2)*	4,682,270	3,267,036	2,383,769
中漁集團 *(附註3)*	525,034	73,289	48,859
餘下集團 *(附註4)*	4,511,057	3,267,036	2,383,769

(iii) 營業額

	經審核截至二零零五年三月三十一日止年度 千港元	經審核截至二零零四年三月三十一日止年度 千港元	經審核截至二零零三年三月三十一日止年度 千港元
恩利國際控股集團 *(附註2)*	5,298,276	4,393,427	3,489,254
中漁集團 *(附註3)*	738,239	429,484	307,055
餘下集團 *(附註4)*	5,112,230	4,393,427	3,849,254

(iv) 除稅前溢利

	經審核截至二零零五年三月三十一日止年度 千港元	經審核截至二零零四年三月三十一日止年度 千港元	經審核截至二零零三年三月三十一日止年度 千港元
恩利國際控股集團 *(附註2)*	246,780	149,676	124,729
中漁集團 *(附註3)*	137,693	33,712	14,734
餘下集團 *(附註4)*	169,421	149,676	124,729

(v) 股東應佔溢利

	經審核截至二零零五年三月三十一日止年度 千港元	經審核截至二零零四年三月三十一日止年度 千港元	經審核截至二零零三年三月三十一日止年度 千港元
恩利國際控股集團 *(附註2)*	163,228	111,630	94,714
中漁集團 *(附註3)*	137,693	33,712	14,734
餘下集團 *(附註4)*	127,860	111,630	94,714

另一方面，中漁集團之收益則主要源自魚獲銷售及船舶管理費收入。於截至二零零四年十二月三十一日止過往三個財政年度及截至二零零五年六月三十日止六個月，中漁全部收益乃源自(i)出售魚獲；及(ii)管理費收入。中漁於截至二零零四年十二月三十一日止過往三個財政年度之收益載於下表：

營業額來源	未經審核截至二零零五年六月三十日止六個月 千港元	經審核截至二零零四年十二月三十一日止年度 千港元	經審核截至二零零三年十二月三十一日止年度 千港元	經審核截至二零零二年十二月三十一日止年度 千港元
船舶經營協議	409,274	738,239	429,484	307,055
船舶管理協議	5,171	–	–	–
總計	414,445	738,239	429,484	307,055

鑑於中漁集團與餘下集團收入來源有別，中漁集團之收益模式顯然與餘下集團截然不同。

(iii) 擴充計劃

中漁集團擬透過以下方面擴充：

• 收購新漁船及運輸船舶；

• 訂立新船舶經營／管理協議；

相反，餘下集團之現行發展計劃專注於其主營業務，當中不包括中漁業務或擴充計劃。

(c) 中漁之獨立運作能力

(i) 董事及管理層之獨立性

現建議中漁董事會由三名執行董事、兩名非執行董事及三名獨立非執行董事組成。

中漁其中一名執行董事黃裕桂先生同為本公司及恩利控股之執行董事。黃先生負責中漁整體決策，作為恩利控股之董事，黃先生亦負責於中國進行冷凍海產食品之整體採購、銷售及市場推廣。中漁另一名非執行董事鄭乃銘先生亦同為本公司及恩利控股之執行董事。中漁另一名執行董事陳德熹先生為本公司之財務總監，預期於分拆建議完成後自本公司辭任。

獨立非執行董事之一翁執中博士現為恩利控股之獨立非執行董事。彼已同意於分拆建議完成後辭退恩利控股董事會。

除上述披露者外，中漁集團董事及高級管理層並無出任餘下集團任何成員公司之董事或高級管理層。

中漁高級管理層及僱員已經或將會獲中漁聘用，而現時並無計劃中漁集團高級管理層及僱員將會參與本公司或餘下集團其他成員公司之業務營運，亦無計劃餘下集團高級管理層及僱員將會參與中漁集團業務，惟本公司、恩利控股及中漁董事黃裕桂先生除外。中漁日常營運及管理均獨立於餘下集團。

(ii) 行政職能之獨立性

於二零零五年六月三十日，中漁聘用約47名全職僱員，當中約17%及83%分別為管理及行政人員。中漁集團具備充裕人手在獨立於餘下集團情況下履行行政職務，亦設有所需辦公室設施，獨立履行一切所需行政職務。中漁集團與餘下集團並無且預期不會就分享兩個集團公司間之行政資源或辦公室物業訂立任何協議或安排。

(iii) 財政之獨立性

誠如下文「關連交易」一節所載，恩利控股及宋先生已共同及個別就日期為二零零五年四月二十八日之貸款協議向Landsbanki作出擔保，其中40,000,000美元（約相當於312,000,000港元）之非循環定期貸款融資乃由Landsbanki向中漁國際提供。融資乃由中漁籌集，以為中漁集團之船舶租賃預付款項提供資金。中漁國際須自提取貸款日期（即二零零七年十月二十七日）起計30個月內悉數償還貸款（包括應計利息）。第一期分期還款日期二零零六年四月二十七日（即提取貸款日期一週年當日）後須分七期每三個月償還，約44,571,000港元（包括應計利息）。因此，中漁國際尚未償還貸款。於最後可行日期，貸款協議為中漁集團之唯一信貸融資。

預期於分拆建議完成後（或倘未能隨後即時，則其後於切實可行情況下盡快），恩利控股、宋先生及中漁將促使中漁以Landsbanki利益作出公司擔保，以代替及取代擔保。Landsbanki已確認，其將於分拆建議完成後考慮解除或取代擔保。中漁已向恩利控股承諾，倘其於新加坡證券交易所上市後十二個月內未能解除、代替或取代擔保，則中漁將於十二個月期間完結前悉數償還融資，以促使解除擔保（「承諾」）。根據貸款協議之條款，中漁有權在毋須繳付任何預付費用或罰款之情況下預先悉數償還融資。董事認為，要求Landsbanki就融資作出擔保實符合一般市場慣例，尤其當貸款協議訂立當時，中漁集團為非上市公司。根據中漁集團截至二零零四年十二月三十一日止財政年度之經審核綜合財務報表，除稅後溢利及銀行現金分別為137,693,000港元及94,247,000港元。此外，根據中漁集團截至二零零五年九月三十日止九個月之未經審核綜合財務報表，除稅後溢利及銀行現金分別為223,896,000港元及107,620,000港元。因此，董事相信，透過內部資源及／或籌集額外債務融資（如需要，無論邀請進行與否），中漁集團具備足夠財政實力償還融資。倘邀請得以完成，擬撥作中漁集團一般營運資金之邀請所得款項淨額餘款（現估計介乎約121,200,000港元至225,700,000港元），將為中漁提供額外內部資源以償還融資。根據上文所述者及承諾，董事認為，中漁集團能夠及將能夠在財政獨立於餘下集團之狀況下運作，而擔保將不會影響其獨立性。

4. 關連交易

中漁上市後，中漁將仍為本公司非全資間接附屬公司。中漁集團與餘下集團或本公司關連人士目前或於分拆建議前曾進行或於分拆建議後可能進行之交易如下：

(a) 中漁集團與餘下集團若干成員公司間之交易

中漁國際於二零零四年十二月三十一日後成為恩利控股之附屬公司。宋先生為中漁之董事總經理，因而屬本公司關連人士。宋先生擁有碧華全部已發行股本，碧華則擁有中漁控股公司Super Investment 48.1%權益，而中漁為中漁國際之控股公司，故中漁為宋先生之聯繫人士（定義見香港上市規則）。因此，中漁自二零零四年十二月三十一日起成為本公司關連人士。故此，中漁集團與餘下集團若干成員公司間之以下交易目前為或自二零零四年十二月三十一日起成為本公司之關連交易，因而須受香港上市規則第14A章之有關規定限制。

(i) 恩利控股購買魚獲

二零零二年一月一日至二零零五年十月三十一日期間，中漁國際向恩利控股出售魚獲。恩利控股自二零零四年十二月三十一日向中漁國際購買魚獲構成本公司之持續關連交易，因而須受香港上市規則第14章之有關規定限制。董事及中漁國際董事確認，彼等現時無意繼續進行該等關連交易，因此，恩利控股向中漁國際購買魚獲不再構成本公司之持續關連交易。

中漁國際與恩利控股就購買及出售魚獲交易各自訂立書面協議。向恩利控股出售之魚獲乃按市價及一般商業條款進行，該等提供予恩利控股之條款並不遜於向獨立第三方提供者。恩利控股購買魚獲之代價乃以恩利控股內部資源撥付。

於截至二零零三年三月三十一日、二零零四年三月三十一日及二零零五年三月三十一日止三個年度，恩利控股自中漁集團購買魚獲之總額分別為74,723,000港元、108,077,000港元及291,924,000港元。

於二零零四年十二月三十一日至二零零五年三月三十一日止期間，恩利控股向中漁國際購買魚獲之總代價為89,900,000港元。此期間之有關百分比率超過2.5%，因此，交易須遵守申報及公告規定以及香港上市規則第14A.35條章項下取得獨立股東批准之規定。

於二零零五年四月一日至二零零五年九月三十日期間，恩利控股向中漁國際購買魚獲之總代價為168,498,000港元。此期間之有關百分比率超過2.5%，因此，交易須遵守申報及公告規定以及香港上市規則第14A.35章項下取得獨立股東批准之規定。

然而，由於交易已進行，董事認為不再需要獲取少數股東批准該等交易，然而，本公司獨立財務顧問建勤融資有限公司已就該等交易發表意見。

恩利控股與中漁國際買賣之魚獲為恩利國際控股集團之額外供應及收入來源，因而對本公司有利。根據以上各項，董事（包括獨立非執行董事）認為，恩利控股向中漁國際購買魚獲乃按一般商業條款進行，屬公平合理，且符合恩利國際控股集團及股東之整體利益。

基於無心之失，本公司未有於訂立交易時就購買魚獲作出公佈及事先取得股東批准。本公司知悉，其遺漏披露二零零四年十二月三十一日至二零零五年十月三十一日期間之交易及就此獲取少數股東批准，屬違反香港上市規則之有關規定。自本公司近日得悉有關事宜後，已即時採取行動，於本通函陳述有關情況及披露恩利控股向中漁國際購買魚獲詳情。聯交所保留權利就有關違反對本公司及董事採取適當行動。

倘恩利控股及中漁國際日後恢復買賣魚獲，本公司將須遵守香港上市規則之有關規定。

* 僅供識別

(ii) 恩利控股出售燃料及其他補給品

恩利控股擁有一隊運輸船舶，自中漁經營之捕撈地點直接轉運自中漁集團購買之魚獲。與此同時，運輸船舶運載中漁於偏遠捕撈地點，持續經營捕撈業務所需之燃料及其他船舶補給品。

二零零二年一月一日至二零零五年十月三十一日期間，中漁集團向恩利控股購買燃料及其他船舶補給品。恩利控股自二零零四年十二月三十一日向中漁集團出售燃料及其他補給品構成本公司之持續關連交易，須遵守香港上市規則第14A章有關規定。董事及中漁董事已確認，彼等現時無意繼續該等關連交易，故恩利控股出售燃料及其他補給品將不再構成本公司之持續關連交易。

中漁集團與恩利控股有關成員公司，就購買及出售燃料及其他船舶補給品交易，各自訂立書面協議。燃料及其他船舶補給品已按離岸價格加運費及按一般商業條款售予恩利控股。該等恩利控股提供予中漁集團之條款並不遜於恩利控股提供予獨立第三方之條款。於向恩利控股購買燃料及補給品前，中漁集團自其他供應商取得有關燃料及其他補給品之報價，以確保價格乃現行市場價格。中漁集團就燃料及其他船舶補給品支付之代價以中漁集團內部資源撥付。

恩利控股於截至二零零三年三月三十一日、二零零四年三月三十一日及二零零五年三月三十一日止三個年度向中漁集團出售燃料及其他船舶補給品之總額分別為4,227,000港元、12,740,000港元及13,778,000港元。

於二零零四年十二月三十一日至二零零五年三月三十一日止期間，恩利控股向中漁國際出售燃料及其他船舶補給品所獲總代價為3,394,000港元。此期間之有關百分比率超過0.1%但於2.5%以下，因此，根據香港上市規則第14A.34條，交易須受申報及公告規定所規限，惟獲豁免遵守香港上市規則第14A章獲取獨立股東批准之規定。

於二零零五年四月一日至二零零五年九月三十日止期間，恩利控股向中漁國際出售燃料及其他船舶補給品所獲總代價為19,766,000港元。此期間之有關百分比率超過0.1%但於2.5%以下，因此，根據香港上市規則第14A.34條，交易須受申報及公告規定所規限，惟獲豁免遵守香港上市規則第14A章獲取獨立股東批准之規定。

恩利控股與中漁國際買賣燃料及其他船舶補給品為恩利國際控股集團提供額外供應及收入來源，因而對本公司有利。根據以上各項，董事（包括獨立非執行董事）認為，買賣燃料及其他船舶補給品乃按一般商業條款進行，屬公平合理，且符合恩利國際控股集團及股東整體利益。

基於無心之失，本公司未有於訂立交易時就買賣燃料及其他船舶補給品作出公佈，本公司知悉，其遺漏披露二零零四年十二月三十一日至二零零五年十月三十一日期間之交易，屬違反香港上市規則之有關規定。自本公司近日得悉有關事宜後，已即時採取行動，於本公佈陳述有關情況及披露恩利控股向中漁國際出售燃料及其他船舶補給品之詳情。聯交所保留權利就有關違反對本公司及董事採取適當行動。

倘恩利控股及中漁國際日後恢復買賣燃料及其他船舶補給品，本公司將遵守香港上市規則之有關規定。

(b) *向一名關連人士購買漁船零部件*

中漁集團過往曾向一家由中漁董事總經理宋先生持有逾30%權益之公司全魚（並非恩利國際控股成員公司）購買所需船舶零部件。宋先生擁有碧華全部已發行股本，而碧華則持有中漁控股公司Super Investment逾30%權益。截至二零零四年十二月三十一日止財政年度及截至本通函日期，中漁集團並無向全魚購買任何船舶零部件。中漁董事預期，於二零零五年度餘下時間將不會作出任何購買。然而，有關交易或會於日後進行，倘進行有關交易，預期將按一般商業條款進行。有關各方並無就該等交易訂立協議。倘進行該等交易，本公司須遵守香港上市規則所有適用規定。

(c) *中國國際漁業與中漁國際訂立之船舶管理協議*

於二零零五年三月八日，中國國際漁業與中漁國際訂立船舶管理協議，自二零零五年一月一日起為期三年。其項下擬進行之交易已經並將會繼續按公平基準，於本公司日常業務過程並按一般商業條款進行。

根據船舶管理協議，中國國際漁業已委任中漁國際管理若干船舶並於該等船舶進行捕撈業務，而中國國際漁業將每季向中漁國際繳付管理費用，管理費用乃根據魚獲之銷售額計算。中國國際漁業持有中港30%權益，故其為本公司關連人士。因此，船舶管理協議項下擬進行之交易構成本公司持續關連交易。

中漁集團於截至二零零五年三月三十一日止三個月及截至二零零五年九月三十日止六個月根據船舶管理協議獲取之管理費總額分別為3,891,000港元及1,764,000港元。截至二零零五年三月三十一日止三個月及截至二零零五年九月三十日止六個月，根據船舶管理協議所收取管理費之相關百分比率超過0.1%但於2.5%以下，因此，該等交易須遵守申報及公告規定，惟獲豁免遵守香港上市規則第14A.34章獲取獨立股東批准之規定。

由於本公司無心之失，未有於訂立船舶管理協議時就此作出公佈。本公司已知悉其遺漏披露持續關連交易，屬違反香港上市規則之有關規定。自本公司近日得悉有關事宜後，已即時採取行動，於本公佈披露船舶管理協議詳情。聯交所保留權利就有關違反對本公司及董事採取適當行動。

船舶管理協議將繼續進行至截至二零零八年三月三十一日止財政年度為止。根據預測中漁國際將於截至二零零六年三月三十一日止年度收取之年度管理費7,800,000港元計算，根據船舶管理協議應收年度管理費之相關百分比率將超過0.1%但於2.5%以下，因此，根據香港上市規則第14A.34條，該等交易須遵守香港上市規則第14A.34條之申報及公告規定，惟獲豁免遵守香港上市規則第14A章獲取獨立股東批准之規定。

截至二零零六年三月三十一日、二零零七年三月三十一日及二零零八年三月三十一日止財政年度各年之建議年度上限為7,800,000港元。此年度上限乃按截至二零零五年九月三十日止九個月所收取之費理費用約5,655,000港元計算。由於相關各十二個曆月期間之魚獲相對較穩定，因此預期年度上限將不會超出7,800,000港元。董事（包括獨立非執行董事）認為，建議年度上限就本公司及其股東而言屬公平合理。

中漁集團根據船舶管理協議應收之管理費用為恩利國際控股集團提供額外收入來源，因此對本公司有利。根據上文所述，董事（包括獨立非執行董事）認為，船舶管理協議乃按一般商業條款進行，屬公平合理，符合恩利國際控股集團及股東整體利益。

(d) *恩利控股及宋先生就Landsbanki所授有期貸款融資提供之擔保*

根據日期為二零零五年四月二十八日之貸款協議，Landsbanki向中漁國際授出40,000,000美元（約相當於312,000,000港元）非循環有期貸款融資。中漁國際須於提取貸款起計30個月內（即二零零七年十月二十七日），連同累計利息悉數償還貸款。貸款須分七期每三個月按等額償還。首期還款於二零零六年四月二十七日，即提取貸款第一週年之日到期。因此，中漁國際尚未償還任何款項。中漁國際於融資項下付款責任由恩利控股及宋先生共同及個別擔保。貸款協議、擔保及據此擬進行之交易於本公司日常業務中，按一般商業條款經公平磋商進行。

擔保及據此擬進行之交易構成本公司之關連交易。有關百分比率超出2.5%，因此，擔保及據此擬進行之交易須遵守香港上市規則第14A.63條有關申報、公告及獨立股東批准之規定。

本公司將於股東特別大會徵求獨立股東批准，以追認及批准擔保及據此擬進行之交易。N.S. Hong及其聯繫人士（如有）並無就融資及擔保擁有有別於其他股東之任何權益，因此，彼等將毋須於股東特別大會就追認及批准擔保及據此擬進行之交易之普通決議案放棄投票，而有關投票將根據香港上市規則以按股數投票表決方式進行。

基於上文所述者，董事（包括獨立非執行董事）認為，擔保及據此擬進行之交易乃按一般商業條款訂立，屬公平合理，且符合恩利國際控股集團及股東整體利益。

分拆建議完成後，恩利控股及宋先生將促使中漁向Landsbanki作出替代公司擔保，以代替及取代擔保，或將擔保改為彼等按個別基準提供。倘Landsbanki不同意代替及取代擔保，則恩利控股及宋先生之擔保將繼續為中漁國際於融資項下付款責任之擔保。截至本公佈日期，中漁國際應付Landsbanki之未償還融資本金結餘為40,000,000美元（約相當於312,000,000港元）。

本公司於訂立擔保時無意遺漏就擔保作出公佈及獲取獨立股東批准。本公司知悉，其遺漏披露是項關連交易屬違反香港上市規則有關規定。最近本公司得悉有關事宜後，已立即採取行動，於本公佈陳述有關情況，披露擔保詳情及於股東特別大會徵求股東批准擔保。聯交所保留權利就有關違反對本公司及董事採取適當行動。

5. 分拆建議之財務影響

此外，倘進行優先分配，可供新加坡投資者購買之中漁股份之實際數目須於香港股東表示其是否接納配額後，方可確定。任何根據優先配額計劃進行之中漁股份重大分配，將導致有關邀請項下中漁股份數目之不明朗因素大幅增加，而對新加坡包銷商而言一般不屬不可接納。

基於上述理由，董事認為，於該等情況向股東提供保證配額乃累重負擔，且不符合本公司及股東利益。本公司將於股東特別大會向少數股東徵求豁免該等保證配額。

推薦意見

根據本通函所披露有關資料，董事（包括獨立非執行董事）相信，擔保、分拆建議條款及豁免中漁股份保證配額對股東而言屬公平合理，且符合本公司及其股東整體利益。因此，董事建議股東及少數股東（視情況而定）投票贊成將提呈股東特別大會考慮之普通決議案，以批准擔保、分拆建議及豁免中漁股份保證配額。

誠如上文所述，建勤融資已獲委任為獨立財務顧問，以就恩利控股與中漁國際間買賣魚獲之交易、擔保、分拆建議及豁免中漁股份保證配額，向獨立董事委員會及少數股東作出建議。

股東特別大會

股東特別大會謹訂於二零零五年十二月五日星期一上午十時三十分假座香港中環法院道太古廣場第二期港島香格里拉酒店56樓Harbour Room舉行，以考慮及酌情批准擔保、分拆建議及豁免中漁股份保證配額。批准擔保及豁免保證配額之決議案將會以按股數投票表決方式進行。召開股東特別大會之通告載於本公佈最後部分。

根據第15項應用指引，於本公佈日期，持有本公司已發行股本約51.44%之N.S. Hong Investment (BVI) Limited及其聯繫人士，將於股東特別大會就有關豁免中漁股份保證配額之決議案放棄投票，惟由於彼等概無於該等建議擁有重大權益，故彼等毋須就批准擔保及分拆建議之個別決議案放棄投票。據本公司經作出一切合理查詢後所知，於本公佈日期：

(i) N.S. Hong Investment (BVI) Limited為本公司之主要股東，持有當時已發行股本總額約51.44%，並控制及有權控制有關該等股份之投票權；

(ii) N.S. Hong Investment (BVI) Limited並無訂有或對其具約束力之任何投票信託或其他協議、安排或諒解備忘錄，而N.S. Hong Investment (BVI) Limited亦無任何責任或配額，以致其一般或按個別情況須就其於本公司之股份暫時或永久將行使股份投票權之控制權轉移至第三方；

(iii) 本公司預期本公佈所披露N.S. Hong Investment (BVI) Limited於本公司之實益持股權益與其於股東特別大會所控制或有權控制之投票權之相應本公司股份數目間並無任何差異；及

(iv) 宋先生、碧華及彼等各自之聯繫人士並無持有任何股份。

寄發通函

載有（其中包括）分拆建議進一步資料、本公司所委聘財務顧問建勤融資有限公司就恩利控股與中漁國際間之魚獲買賣、擔保、分拆建議及豁免中漁股份保證配額之函件以及股東特別大會通告，連同代表委任表格之通函，預期將於二零零五年十一月十九日寄發予股東。

股東務請垂注獨立董事委員會及建勤融資有限公司有關（其中包括）恩利控股與中漁國際間之魚獲買賣、擔保、分拆建議及豁免中漁股份保證配額之函件。股東決定就將於股東特別大會提呈之決議案投贊成或反對票前，務請仔細參閱上述函件。

一般資料

董事會已委任由郭琳廣先生、劉嘉彥先生及葉文俊先生組成之獨立董事委員會，以就擔保、分拆建議及豁免保證配額是否公平合理向少數股東提供意見。建勤融資有限公司已獲委任為獨立財務顧問，就上述事項向獨立董事委員會提供意見。

恩利控股董事會尚未就是否或何時進行分拆建議作出最終決定。不能保證聯交所將批准分拆建議及新加坡證券交易所將准許中漁股份買賣及掛牌。本公司將於適當時候就分拆建議另行作出公佈。

股東、認股權證持有人及有興趣之投資者務請注意，分拆建議須待（其中包括）股東及聯交所批准分拆建議、少數股東批准豁免中漁股份保證配額及新加坡證券交易所批准，方可作實，惟不保證可獲得有關批准或豁免，故此，分拆建議不一定進行。因此，股東、認股權證持有人及有興趣之投資者在買賣股份及認股權證時，務請審慎行事。

釋義

「聯繫人士」	指	定義見香港上市規則
「建勤融資」	指	建勤融資有限公司，根據證券及期貨條例，可從事第1類（證券交易）及第6類（就機構融資提供意見）受規管活動之持牌法團，為獨立董事委員會及少數股東之獨立財務顧問
「董事會」	指	董事會
「中漁」	指	中漁集團有限公司，於二零零零年四月十四日根據開曼群島法例註冊成立之公司，將為分拆建議之上市工具
「中漁集團」	指	中漁及其附屬公司
「中漁股份」	指	中漁股本中每股面值0.10美元之普通股
「中漁國際」	指	中漁國際有限公司，由本公司間接非全資附屬公司恩利控股間接擁有其已發行股本總額約51.9%權益
「全魚」	指	全魚國際貿易有限公司，由宋先生持有超過30%權益之公司，並非恩利國際控股集團之成員公司
「中國國際漁業」	指	中國國際漁業香港有限公司，實益擁有恩利控股及恩利國際控股之非全資附屬公司中港漁業有限公司已發行股本總額30%權益之公司
「本公司」	指	太平洋恩利國際控股有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板上市
「關連人士」	指	香港上市規則所賦予涵義
「董事」	指	本公司董事
「融資」	指	Landsbanki根據貸款協議授予中漁國際40,000,000.00美元（約相當於312,000,000港元）非循環有期貸款融資
「擔保」	指	恩利控股及宋先生就Landsbanki之利益作為貸款協議之抵押提供之共同及個別擔保
「Golden Target」	指	Golden Target Pacific Limited，於英屬處女群島註冊成立之公司，為恩利控股之全資附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港上市規則」	指	聯交所證券上市規則
「獨立董事委員會」	指	獨立董事委員會，由郭琳廣先生、劉嘉彥先生及葉文俊先生組成，及由董事會委任就（其中包括）分拆建議是否公平合理向少數股東提供意見
「邀請」	指	中漁向新加坡公眾提出認購中漁股份之邀請
「碧華」	指	碧華投資有限公司，於薩摩亞註冊成立之公司
「Landsbanki」	指	Landsbanki Islands HF
「最後可行日期」	指	二零零五年十一月十七日，即本公佈刊發前之最後實際可行日期

(a) *綜合有形資產淨值*
於二零零四年及二零零三年十二月三十一日，中漁之經審核綜合資產淨值分別為20,465,000美元（約159,627,000港元）及2,811,000美元（約21,926,000港元）。中漁於二零零五年六月三十日之未經審核綜合資產淨值為36,238,000美元（約282,656,000港元）。

進行分拆建議及邀請後，預期恩利國際控股集團之綜合有形資產淨值，將基於中漁按高於發售股份及配售股份應佔相關綜合有形資產淨值之價格發行該等股份而增加。恩利控股於中漁之實際應佔實益權益將初步由36.93%減至31.12%。恩利控股現為本公司間接擁有65%權益之新加坡上市附屬公司，而中漁將於邀請完成後繼續為本公司之間接附屬公司。

僅作說明，假設(i)邀請已於二零零五年六月三十日完成；及(ii)邀請所得款項淨額介乎約273,100,000港元至419,300,000港元，恩利國際控股集團之綜合有形資產淨值預期將自視作出售於中漁之權益所產生估計收益而增加介乎46,000,000港元至75,700,000港元。

(b) *股東應佔溢利*
截至二零零五年及二零零四年三月三十一日止年度，恩利國際控股之經審核股東應佔溢利分別為163,228,000港元及111,630,000港元。截至二零零四年及二零零三年十二月三十一日止年度，中漁國際之經審核股東應佔溢利分別為17,653,000美元（約137,693,000港元）及4,322,000美元（約33,712,000港元）。

進行分拆建議及邀請後，基於恩利控股於中漁之權益將初步由36.93%減少5.83%至約31.12%，故中漁集團對恩利國際控股集團之盈利貢獻將會減少。

就說明用途，恩利國際控股之股東應佔溢利將因基於發售股份及配售股份而出售於中漁之權益所產生中漁貢獻之溢利攤薄減少約5.83%。此外，恩利國際控股之股東應佔溢利預期將因恩利國際控股被視作出售中漁之收益錄得特殊溢利介乎46,000,000港元至75,700,000港元（為其應佔特殊收益總額之24%）。

(c) *營業額*
中漁於二零零四年及二零零三年十二月三十一日之經審核營業額分別為94,646,000美元（約738,200,000港元）及55,062,000美元（約429,500,000港元）。

分拆建議後及邀請實行後，預期不會對恩利國際控股集團之營業額構成任何影響。倘發售股份及配售股份已於二零零四年四月一日進行，恩利國際控股集團截至二零零五年三月三十一日止年度之營業額將為5,298,276,000港元。

(d) *除稅前溢利*
中漁於二零零四年及二零零三年十二月三十一日之經審核除稅前溢利分別為17,653,000美元（約137,693,000港元）及4,322,000美元（約33,712,000港元）。

就說明用途，恩利國際控股之除稅前溢利將因基於發售股份及配售股份而出售於中漁之權益所產生中漁貢獻之溢利攤薄減少約5.83%。此外，恩利國際控股之股東應佔溢利預期將因恩利國際控股被視作出售中漁之收益錄得特殊溢利介乎191,700,000港元至315,000,000港元。

(e) *除稅後溢利*
中漁於二零零四年及二零零三年十二月三十一日之經審核除稅後溢利分別為17,653,000美元（約137,693,000港元）及4,322,000美元（約33,712,000港元）。

就說明用途，恩利國際控股之除稅後溢利將因基於發售股份及配售股份而出售於中漁之權益所產生中漁貢獻之溢利攤薄減少約5.83%。此外，恩利國際控股之股東應佔溢利預期將因恩利國際控股被視作出售中漁之收益錄得特殊溢利介乎191,700,000港元至315,000,000港元。

6. 進行分拆建議之理由及好處
基於下列原因，分拆建議將為本公司及中漁帶來顯著商業利益：

(a) 本公司可以將其中一個投資項目「套現」，換取流動性較高之證券。此舉與本公司投資策略貫徹一致；

(b) 中漁能夠以更明確身分籌集額外資金擴充及發展業務；

(c) 中漁可以吸引能夠與其產生協同效益之策略投資者，以對中漁作出投資及與中漁組成策略夥伴關係；及

(d) 中漁集團可以建立作為獨立上市集團之地位，將有助其進入股票及債券市場以籌集資金作日後發展。

鑑於上述因素，董事預期實行分拆建議不會對股東造成任何負面影響。

董事會亦相信，中漁獨立上市可讓其直接進入資本市場取得股本及／或債務融資，而且中漁之價值亦變得更清晰、更具知名度及較容易變現。此外，分拆建議將加強中漁業務表現及決策程序之透明度，同時提升其對市場轉變之反應。董事會預期，中漁擁有獨立管理隊伍後將可以獨立地蓬勃發展。

董事會相信，由於本公司可以變現其於中漁投資之價值，加上身為本公司間接附屬公司之中漁於分拆建議後持續增長，將令本公司股份價值上升，且讓本公司集中發展其主營業務，故分拆建議對股東有利。

7. 所得款項之擬定用途
邀請所發行新中漁股份之所得款項淨額乃按現行市況及預計市場對中漁股份之需求計算，現時預計介乎約59,600,000新加坡元（約273,100,000港元）至91,500,000新加坡元（約相當於419,300,000港元）。中漁擬按以下所載用途動用所得款項淨額：

(a) 約50,850,000新加坡元（約相當於233,000,000港元）將用作購置新漁船或運輸船舶，或支付任何新訂船舶營運／管理協議之預付款項；及

(b) 餘款將用作中漁之營運資金。

8. 分拆建議之先決條件
一旦分拆建議落實進行，根據香港上市規則第14章，將構成本公司之須予披露交易。分拆建議亦導致本公司於一家主要附屬公司之權益大幅攤薄，因此根據香港上市規則第15項應用指引須徵求股東批准。

分拆建議須符合下列主要條件，方可作實：

(a) 聯交所批准分拆建議，並遵守香港上市規則之一切適用守章規定；

(b) 新加坡證券交易所准許中漁已發行及根據邀請將予發行之股份買賣及掛牌，並已遵守新加坡證券交易所上市規則之一切適用守章規定；

(c) 恩利控股、中漁及邀請之包銷商就邀請之條款及結構達成協議；

(d) 股東於股東特別大會通過普通決議案批准分拆建議；及

(e) 少數股東於股東特別大會通過普通決議案，以批准豁免根據分拆建議將予發行之中漁股份保證配額（詳情請參閱下文「保證配額」一節）；及

(f) 遵守新加坡、香港、開曼群島及百慕達（倘適用）一切適用法律及監管規定。

倘上述條件未能達成，分拆建議將不會進行，並將即時通知聯交所，而本公司將於其後在可行情況下盡快作出公佈。

保證配額

根據香港上市規則，透過取得上市資格分拆附屬公司之上市發行人，不論其於香港或海外進行，均須根據保證配額向其股東發售該附屬公司任何將予發行或出售之股份當中部分，除非少數股東於股東大會同意放棄該權利。本公司不擬向股東提供中漁股份之保證配額。在未有於香港登記售股章程之情況下，本公司以優先分配方式，向任何股東提呈分拆建議之保證配額屬不合法。粗略估計，售股章程之編製、定稿及取得監管機構批准需時最少六個月，而成本支出數以百萬元計，因此，董事認為，倘中漁股份僅於新加坡買賣，則不適宜給予少數股東保證配額。

此外，作為分拆建議之發售結構部分，中漁董事無意向香港公眾人士提呈發售中漁股份，此乃由於彼等認為新加坡乃中漁於證券交易所上市之最合適市場。由於預期中漁股份之每手買賣單位為1,000股，故不論優先分配或以實物分派形式提供保證配額，股東極可能獲發中漁股份之零碎股份，由於零碎股份之可銷售性較完整買賣單位股份低而出現折讓，因此零碎股份價值不大。透過優先分配或以實物分派形式提供之保證配額可能數量較小，倘以分配或分派形式提供保證配額，則股東將面對以下實務困難（其中包括）：(i)開設新加坡元之銀行戶口；(ii)透過新加坡之註冊經紀開設股票買賣戶口；(iii)根據上文(2)所討論，於新加坡證券交易所根據保證配額買賣中漁股份之零碎股份（倘獲提呈）；(iv)新加坡之經紀佣金為每宗買賣最少40新加坡元。因此，對大部分本公司及恩利控股股東而言，接納配額並不符合經濟原則，此乃由於中漁股份將於新加坡買賣，股東將難以緊貼及取得該等股份之最新及完整資訊。

「貸款協議」	指	Landsbanki作為貸款人、中漁國際作為借款人與恩利控股及宋先生作為擔保人在二零零五年四月二十八日簽訂之貸款協議，據此，Landsbanki向中漁國際授出融資
「少數股東」	指	N.S. Hong Investment (BVI) Limited以外股東及其聯繫人士，於該公司為本公司已發行股本總額約51.44%權益之登記股東。
「宋先生」	指	宋玉環先生，中漁董事總經理、中漁國際董事及於最後可行日期擁有中漁全部已發行股本48.1%之實益擁有人
「發售股份」	指	中漁向新加坡公眾提呈發售以供認購之新中漁股份
「恩利控股」	指	太平洋恩利（控股）有限公司，於百慕達註冊成立之有限公司，其股份於新加坡證券交易所上市，為本公司實益擁有其已發行股本總額約65.1%權益之本公司附屬公司
「恩利控股集團」	指	恩利控股及其附屬公司
「恩利國際控股集團」	指	本公司及其附屬公司
「配售股份」	指	中漁所委任配售代理配售之新中漁股份
「第15項應用指引」	指	香港上市規則第15項應用指引
「主營業務」	指	(i)全球採購；(ii)處理多種冷凍海鮮食品（包括冷凍魚類、魚柳及魚切塊）於國內及國際分銷；(iii)買賣船舶燃料；及(iv)耕種、加工及供應蔬菜業務
「分拆建議」	指	中漁股份於新加坡證券交易所主板獨立上市之建議
「餘下集團」	指	中漁集團以外之本公司及其附屬公司
「股東特別大會」	指	本公司就批准擔保、分拆建議及豁免中漁股份保證配額舉行之股東特別大會
「新加坡證券交易所」	指	新加坡證券交易所有限公司
「新加坡證券交易所上市規則」	指	新加坡證券交易所上市手冊之規則及條文
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「Super Investment」	指	Super Investment Limited，根據開曼群島法例註冊成立之公司
「船舶管理協議」	指	中漁國際與中國國際漁業於二零零五年三月八日訂立之船舶管理協議，自二零零五年一月一日起為期三年
「認股權證」	指	本公司所發行於聯交所上市之認股權證，於二零零五年二月一日起買賣
「認股權證持有人」	指	認股權證持有人
「中港」	指	中港漁業有限公司，於英屬處女群島註冊成立之公司，為恩利控股擁有70%權益之附屬公司
「港元」	指	香港法定貨幣港元
「新加坡元」	指	新加坡法定貨幣新加坡元
「美元」及「美仙」	分別指	美國法定貨幣美元及美仙

就本公佈而言，僅供說明用途，新加坡元兌港元及美元兌港元分別按1.00新加坡元兌4.5828港元及1美元兌7.80港元之匯率換算。

承董事會命
太平洋恩利國際控股有限公司
董事總經理
黃裕翔

香港，二零零五年十一月十九日

於本公佈日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司之獨立非執行董事為郭琳廣先生、劉嘉彥先生及莊文俊先生。

股東特別大會通告

茲通告太平洋恩利國際控股有限公司（「本公司」）謹訂於二零零五年十二月五日星期一上午十時三十分假座香港中環法院道太古廣場第二期港島香格里拉酒店56樓Harbour Room舉行股東特別大會（「股東特別大會」），以考慮及酌情通過下列決議案為普通決議案：

普通決議案

1. 「動議追認、確認及批准太平洋恩利（控股）有限公司（「恩利控股」）與宋玉環先生（「宋先生」）根據Landsbanki Islands HF（「Landsbanki」）為貸款方，而中漁集團有限公司（「中漁」）為借款方，恩利控股與宋先生則為共同及個別擔保人以Landsbanki之利益提供擔保所訂立日期為二零零五年四月二十八日之貸款協議（註有「A」字樣之副本已提呈大會，並由大會主席簽署，以資識別）。」

2. 「動議謹此批准中漁股份於新加坡證券交易所有限公司，「新加坡證券交易所」）主板獨立上市之建議（「分拆建議」），有關詳情載於本公司致股東日期為二零零五年十一月十九日之通函（「通函」）（註有「A」字樣之副本已提呈大會，並由大會主席簽署，以資識別），分拆建議令本公司於中漁之權益被重大地攤薄（定義見香港聯合交易所有限公司證券上市規則），惟須待（其中包括）新加坡證券交易所批准中漁股份上市後，方可作實，並謹此授權本公司董事會作出一切彼等酌情認為就致使分拆建議生效而言屬必需、恰當及／或權宜之行動及事宜，並進行所有該等交易及安排。」

3. 「動議謹此批准待本大會通告所載第2項決議案獲通過後，在並無根據香港聯合交易所有限公司證券上市規則所述給予本公司股東任何新中漁新股份保證配額之情況下，進行中漁股份於新加坡證券交易所上市之建議，並動議謹此無條件及不可撤回地豁免本公司股東獲得上述保證配額之任何及所有權利。」

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

二零零五年十一月十九日

香港主要營業地點：
香港
干諾道西188號
香港商業中心3201-3210室

附註：

1. 任何有權出席上述通告所召開之大會或其任何續會並於會上投票之本公司股東可委任一名代表代其出席大會及於會上以按股數表決方式投票，而持有本公司兩股或以上股份之股東則可委任一名以上代表代其出席及投票。受委代表毋須為本公司股東。每名股東不得委任超過兩名受委代表同時出席會議。

2. 代表委任表格連同簽署表格之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前交回本公司，地址為香港干諾道西188號香港商業中心3201-3210室，方為有效。填妥及交回代表委任表格後，閣下仍可依願親身出席大會或其任何續會，並於會上投票。

3. 大會適用之代表委任表格將隨通函寄交股東。

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE SECOND QUARTER AND FIRST HALF YEAR ENDED 30 SEPTEMBER 2005 OF PACIFIC ANDES (HOLDINGS) LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 65% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and it subsidiaries (the "PAH Group") for the second quarter and first half year ended 30 September 2005.

This announcement is a reproduction of the announcement made by the PAH pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 9 November 2005. Hereinbelow is the unaudited consolidated results of PAH and PAH Group for the second quarter and first half year ended 30 September 2005, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements and consolidated financial statements of PAH and PAH Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on 9 November 2005.

1(a) An income statement (for the PAH Group) together with a comparative statement for the corresponding period of the immediately preceding financial year

	PAH Group					
	Second quarter ended		Increase/ (decrease)	First half year ended		Increase/ (decrease)
	30.09.2005 *HK$'000*	30.09.2004 *HK$'000* *(Restated)*	%	30.09.2005 *HK$'000*	30.09.2004 *HK$'000* *(Restated)*	%
Revenue	622,655	564,215	10.4	1,427,543	1,039,350	37.3
Cost of sales	(480,401)	(491,582)	(2.3)	(1,198,767)	(924,928)	29.6
Gross profit	142,254	72,633	95.9	228,776	114,422	99.9
Other operating income	188	547	(65.6)	1,009	1,177	(14.3)
Selling and distribution expenses	(23,492)	(9,144)	156.9	(29,444)	(13,418)	119.4
Administrative expenses	(15,920)	(15,663)	1.6	(33,459)	(27,173)	23.1
Profit from operations	103,030	48,373	113.0	166,882	75,008	122.5
Finance costs	(21,074)	(9,447)	123.1	(37,080)	(20,336)	82.3
	81,956	38,926	110.5	129,802	54,672	137.4
Share of results of associates	(17)	56	(130.4)	(38)	121	(131.4)
Profit before taxation	81,939	38,982	110.2	129,764	54,793	136.8
Taxation	(880)	(780)	12.8	(1,380)	(1,100)	25.5
Profit after taxation	81,059	38,202	112.2	128,384	53,693	139.1
Attributable to:						
Shareholders of PAH	46,603	34,469	35.2	87,315	49,960	74.8
Minority interests	34,456	3,733	823.0	41,069	3,733	1,000.2
	81,059	38,202	112.2	128,384	53,693	139.1

	PAH Group					
	Second quarter ended		Increase/ (decrease)	First half year ended		Increase/ (decrease)
	30.09.2005 *HK$'000*	30.09.2004 *HK$'000* *(Restated)*	%	30.09.2005 *HK$'000*	30.09.2004 *HK$'000* *(Restated)*	%
Other operating income including interest income	188	547	(65.6)	1,009	1,177	(14.3)
Interest on borrowings	(21,074)	(9,447)	123.1	(37,080)	(20,336)	82.3
Depreciation expenses	(4,105)	(1,655)	148.0	(5,801)	(2,993)	93.8
Foreign exchange (loss)/gain	(1,162)	203	(672.4)	(904)	61	(1,582.0)
Loss on disposal of property, plant and equipment	–	(211)	(100.0)	–	(211)	(100.0)

Note:

a. A substantial portion of the PAH Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax. PAH has no assessable income in Singapore.

b. Minority interests represented the share of profit by the minority shareholder of Zhonggang Fisheries Limited, a 70%-owned subsidiary of the PAH Group. It also included the share of profit by the minority shareholders of China Fishery Group Limited, a 36.9%-owned subsidiary of the PAH Group.

c. For the period ended 30 September 2004, the PAH Group's 49.9% interest in China Fisheries International Limited ("CFIL") was accounted for as an associate. However, in view of the contractual agreement signed for the interest in CFIL, and the audited financial statements of PAH for the year ended 31 March 2005, CFIL was defined as a jointly-controlled entity and was accounted for using proportionate consolidation method. Accordingly, the comparative figures for the period ended 30 September 2004 have been restated. In addition, with the adoption of Financial Reporting Standard 103 Business Combinations for business combinations from 1 April 2004, the amortisation of goodwill of HK$0.64 million made in the period ended 30 September 2004 have been reversed and the comparative figures have been restated.

1(b) (i) *A balance sheet (for PAH and the PAH Group), together with a comparative statement as at the end of the immediately preceding financial year.*

	PAH Group		PAH	
	30.09.2005 *HK$'000*	31.03.2005 *HK$'000*	30.09.2005 *HK$'000*	31.03.2005 *HK$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	116,139	47,722	–	–
Investment properties	20,700	20,700	–	–
Goodwill	105,293	105,293	–	–
Deferred charter hire	316,680	175,692	–	–
Interests in subsidiaries	–	–	840,920	834,306
Interests in associates	332	370	–	–
Other assets	2,728	2,728	–	–
	561,872	352,505	840,920	834,306
CURRENT ASSETS				
Inventories	400,722	529,716	–	–
Trade receivables	634,374	622,905	–	–
Trade receivables with insurance coverage	1,916	144,780	–	–
Other receivables and prepayments	509,729	435,994	120	–
Amount due from a jointly-controlled entity	–	41,816	–	–

1(d) (i) A statement (for PAH and the PAH Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Share capital *HK$'000*	Share premium *HK$'000*	Revaluation reserve *HK$'000*	Currency exchange translation reserve *HK$'000*	Goodwill *HK$'000*	Retained profits *HK$'000* *(Restated)*	Minority interests *HK$'000* *(Restated)*	Total *HK$'000* *(Restated)*
PAH Group								
Balance at 1 April 2004	463,024	24,272	33	(18)	(24,883)	378,792	23	841,243
Exercise of warrants	536	–	–	–	–	–	–	536
Net profit	–	–	–	–	–	15,491	–	15,491
Balance at 30 June 2004	463,560	24,272	33	(18)	(24,883)	394,283	23	857,270
Exercise of warrants	1,930	–	–	–	–	–	–	1,930
Final dividend of FY2004	–	–	–	–	–	(28,222)	–	(28,222)
Net profit	–	–	–	–	–	34,469	3,733	38,202
Balance at 30 September 2004	465,490	24,272	33	(18)	(24,883)	400,530	3,756	869,180
Balance at 1 April 2005	537,209	24,272	803	(18)	(24,883)	502,394	22,206	1,061,983
Exercise of warrants	38,650	–	–	–	–	–	–	38,650
Exercise of options	736	–	–	–	–	–	–	736
Net profit	–	–	–	–	–	40,712	6,613	47,325
Balance at 30 June 2005	576,595	24,272	803	(18)	(24,883)	543,106	28,819	1,148,694
Arising from acquisition of a subsidiary	–	–	–	–	–	–	135,959	135,959
Final dividend of FY2005	–	–	–	–	–	(50,122)	–	(50,122)
Net profit	–	–	–	–	–	46,603	34,456	81,059
Balance at 30 September 2005	576,595	24,272	803	(18)	(24,883)	539,587	199,234	1,315,590
PAH								
Balance at 1 April 2004	463,024	24,272	–	–	–	304,743	–	792,039
Exercise of warrants	536	–	–	–	–	–	–	536
Net loss	–	–	–	–	–	(374)	–	(374)
Balance at 30 June 2004	463,560	24,272	–	–	–	304,369	–	792,201
Exercise of warrants	1,930	–	–	–	–	–	–	1,930
Final dividend of FY2004	–	–	–	–	–	(28,222)	–	(28,222)
Net profit	–	–	–	–	–	1,537	–	1,537
Balance at 30 September 2004	465,490	24,272	–	–	–	277,684	–	767,446
Balance at 1 April 2005	537,209	24,272	–	–	–	280,307	–	841,788
Exercise of warrants	38,650	–	–	–	–	–	–	38,650
Exercise of options	736	–	–	–	–	–	–	736
Net profit	–	–	–	–	–	4,884	–	4,884
Balance at 30 June 2005	576,595	24,272	–	–	–	285,191	–	886,058
Final dividend of FY2005	–	–	–	–	–	(50,122)	–	(50,122)
Net profit	–	–	–	–	–	5,161	–	5,161
Balance at 30 September 2005	576,595	24,272	–	–	–	240,230	–	841,097

1(d) (ii) *Details of any changes in the PAH's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.*

During the 2QFY2006, there was no ordinary shares issued during the period. (2QFY2005: 2,193,252 ordinary shares of S$0.20 each were issued as a result of the exercise of warrants)

As at 30 September 2005, there were no outstanding warrants (30.9.2004: 119,740,373 warrants outstanding at an exercise price of S$0.20) and no outstanding share options under the Pacific Andes (Holdings) Share Option Scheme 2001 (30.9.2004: 800,000).

PAH did not make any purchases of its shares during the 2QFY2006.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed by PAH's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 March 2005 except that the PAH Group has adopted all the applicable new/revised Financial Reporting Standards ("FRS") which became effective during the year.

Pledged deposits				
Bank balances and cash	137,070	117,499	57	7,482
	1,854,828	2,098,166	177	7,482
CURRENT LIABILITIES				
Trade payables	6,139	296,558	–	–
Other payables	42,938	114,452	–	–
Tax liabilities	3,894	2,817	–	–
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	3,778	4,250	–	–
Bank advances drawn on bills and discounted trade receivables with insurance coverage	148	74,496	–	–
Current portion of interest-bearing bank borrowings	816,922	891,356	–	–
	873,819	1,383,929	–	–
NET CURRENT ASSETS	981,009	714,237	177	7,482
NON-CURRENT LIABILITIES				
Interest-bearing bank borrowings	227,051	4,519	–	–
Deferred taxation	240	240	–	–
	227,291	4,759	–	–
NET ASSETS	1,315,590	1,061,983	841,097	841,788
CAPITAL AND RESERVES				
Share capital	576,595	537,209	576,595	537,209
Reserves	539,761	502,568	264,502	304,579
Shareholders' equity	1,116,356	1,039,777	841,097	841,788
Minority interests	199,234	22,206	–	–
TOTAL EQUITY	1,315,590	1,061,983	841,097	841,788

1(b) (ii) **Aggregate amount of the PAH Group's borrowings and debt securities**

Amount repayable in one year or less, or on demand

	As at 30.09.2005 Secured HK$'000	As at 30.09.2005 Unsecured HK$'000	As at 31.03.2005 Secured HK$'000	As at 31.03.2005 Unsecured HK$'000
	683	816,239	683	890,673

Amount repayable after one year

	As at 30.09.2005 Secured HK$'000	As at 30.09.2005 Unsecured HK$'000	As at 31.03.2005 Secured HK$'000	As at 31.03.2005 Unsecured HK$'000
	4,189	222,862	4,519	–

Details of any collateral

The PAH Group had pledged land and buildings with aggregate net carrying values of approximately HK$19.2 million (31.3.2005: HK$19.5 million) to secure the mortgage loan of the PAH Group granted by a bank.

1(c) **A cash flow statement (for the PAH Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Second quarter ended 30.09.2005 HK$'000	Second quarter ended 30.09.2004 HK$'000 (Restated)	First half year ended 30.09.2005 HK$'000	First half year ended 30.09.2004 HK$'000 (Restated)
Operating activities				
Profit before income tax and share of results of associates	81,956	38,926	129,802	54,672
Adjustments for:				
Interest expenses	21,074	9,447	37,080	20,336
Interest income	(40)	(7)	(438)	(438)
Amortisation of deferred charter hire	5,252	5,449	10,920	5,449
Depreciation expenses	4,105	1,655	5,801	2,993
Exchange difference arising in consolidation	(289)	–	(289)	–
Loss on disposal of property, plant and equipment	–	211	–	211
Operating cash flows before movements in working capital	112,058	55,681	182,876	83,223
Inventories	(126,727)	7,295	128,994	(62,231)
Trade receivables, other receivables and prepayments	(176,050)	(46,977)	119,895	384,804
Advances to suppliers	15,379	(6,397)	(33,560)	(12,584)
Amount due from a jointly-controlled entity	–	(43,959)	60,511	(43,959)
Bills receivable	(26,379)	(40,433)	67,141	66,906
Bank advances drawn on bills and discounted trade receivables with insurance coverage	(3,322)	(37,437)	(74,348)	(34,948)
Trade and other payables	(22,748)	(54,463)	(388,833)	(84,422)
Cash (used in) generated from operations	(227,789)	(166,690)	62,676	296,789
Interest paid	(21,074)	(9,447)	(37,080)	(20,336)
Income tax paid	–	–	(303)	(490)
Net cash (used in) from operating activities	(248,863)	(176,137)	25,293	275,963
Investing activities				
Interest received	40	7	438	438
Purchase of property, plant and equipment	(1,420)	(888)	(72,724)	(3,961)
Net cash inflow arising on acquisition of a subsidiary changed from a jointly-controlled entity	78,888	–	78,888	–
Net cash outflow arising on acquisition of a jointly – controlled entity	–	(72,762)	–	(72,762)
Net cash from (used in) investing activities	77,508	(73,643)	6,602	(76,285)
Financing activities				
Dividend paid	(50,122)	(28,222)	(50,122)	(28,222)
Proceeds from issue of shares	–	1,930	39,386	2,466
Net cash advanced from (repaid to) Pacific Andes International Holdings Limited and its subsidiaries	2,639	366	(472)	(476)
Net bank borrowings raised (repaid)	131,009	170,766	(1,974)	(271,347)
Decrease in pledged deposits	285	–	858	–
Net cash from (used in) financing activities	83,811	144,840	(12,324)	(297,579)
Net (decrease) increase in cash and cash equivalents	(87,544)	(104,940)	19,571	(97,901)
Cash and cash equivalents at beginning of the period	224,614	193,899	117,499	186,860
Cash and cash equivalents at end of the period	137,070	88,959	137,070	88,959

* *For identification purpose only*

PAH Group.

6. **Earnings per ordinary share of the PAH Group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

Earnings per ordinary share	Second quarter ended 30.09.2005	Second quarter ended 30.09.2004 (Restated)	First half year ended 30.09.2005	First half year ended 30.09.2004 (Restated)
(i) Based on weighted average number of ordinary shares in issue; and	HK7.04 cents	HK6.35 cents	HK13.44 cents	HK9.22 cents
(ii) On a fully diluted basis	HK7.04 cents	HK5.78 cents	HK13.30 cents	HK8.38 cents
The calculation of the basic and diluted earnings per share is based on the following data:				
Earnings	HK$46,603,000	HK$34,469,000	HK$87,315,000	HK$49,960,000
Weighted average number of ordinary shares used in calculation of basic earnings per share	662,215,616	543,053,389	649,663,838	542,143,647
Effect of dilutive potential shares in respect of:				
– Share options	–	351,821	132,753	353,073
– Warrants	–	53,042,355	6,514,891	53,632,604
Weighted average number of ordinary shares used in calculation of diluted earnings per share	662,215,616	596,447,565	656,311,482	596,129,324

7. **Net asset value (for PAH and the PAH Group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported and (b) immediately preceding financial year**

	PAH Group 30.09.2005	PAH Group 31.03.2005	PAH 30.09.2005	PAH 31.03.2005
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	HK$1.99	HK$1.68	HK$1.27	HK$1.36

8. **A review of the performance of the PAH Group, to the extent necessary for a reasonable understanding of the PAH Group's business. It must include a discussion of the following:**

(a) **any significant factors that affected the turnover, costs, and earnings of the PAH Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

(b) **any material factors that affected the cash flow, working capital, assets or liabilities of the PAH Group during the current financial period reported on.**

Second Quarter ("2Q")FY2006 Vs 2QFY2005

The second quarter of the financial year, i.e., July – September, has traditionally been the PAH Group's low season with the main fishing season ended in mid-April. However, for the 2QFY2006, the PAH Group achieved a 10.4% growth in turnover to HK$622.7 million from HK$564.2 million.

The PAH Group achieved a profit after tax of HK$81.1 million for 2QFY2006, an increase of 112.2% compared to the HK$38.2 million recorded for 2QFY2005. Net profit attributable to shareholders (after minority interests arising from the minority shareholders of the PAH Group's 70%-owned subsidiary Zhonggang Fisheries Limited ("Zhonggang") and 36.9%-owned subsidiary China Fishery Group Limited ("CFGL")*) rose 35.2% to HK$46.6 million from HK$34.5 million.

Basic earnings per ordinary share ("EPS") was HK7.04 cents based on the weighted average number of shares in issue of 662,215,616 shares (2QFY2005: HK6.35 cents based on 543,053,389 shares)

The top and bottom-line growth is largely attributed to the strong demand for quality frozen fish from the People's Republic of China ("PRC") and higher contributions from CFGL in line with expanding operations. CFGL is a subsidiary of the PAH Group principally engaged in fishing operations and provision of management services for fishing vessels, operating and managing 34 vessels with a total gross tonnage of 38,500 metric tons in the Indian, Atlantic and Pacific Oceans.

The PAH Group had commenced consolidation of CFGL's results in 2QFY2005 using proportionate consolidation method based on Zhonggang's 49.9% interest in CFGL. However, following the restructuring exercise on 1 July 2005 in conjunction with CFGL's Initial Public Offering ("IPO"), the PAH Group is required to consolidate CFGL's results on a 100% basis with effect from 2QFY2006. Consequently, this difference in consolidation basis should be taken into account when comparing the extent of the increases in line-by-line items recorded for FY2006 over the corresponding periods in FY2005.

For 2QFY2006, gross profit increased 95.9% to HK$142.3 million from HK$72.6 million with gross margin rising to 22.9% from 12.9% previously, while operating margin improved to 16.5% from 8.6% a year ago. The improvement in margins is largely attributable to better selling prices, higher net contribution from CFGL and higher operational efficiency gains. The acquisition of a refrigerated transport vessel in 1QFY2006 to support the increase in the PAH Group's expansion also boosted operations.

On a segmental basis, the PAH Group's core business of frozen fish trading saw 2.8% higher sales in 2QFY2006 to HK$498.9 million while fishing activities undertaken by CFGL grew 54.7% to HK$95.7 million. Consequently, frozen fish trading accounted for a lower 80.1% share of PAH Group turnover in 2QFY2006 from 86.0% a year ago, while fishing activities' share of 2Q PAH Group turnover grew to 15.4% from 11.0% previously. Shipping agency and services has jumped 148.8% to HK$20.7 million or 3.3% of PAH Group turnover while sale of vegetable products decreased 15.4% to HK$7.4 million or 1.2%.

2QFY2006 sales to the PAH Group's traditional market, PRC, was HK$494.6 million or 79.4% of PAH Group turnover, versus HK$447.4 million in 2QFY2005. The PAH Group continued to make greater inroads into non-traditional markets such as Korea, Western and Eastern Europe and Africa, etc. depending on the respective seasons for a certain species of fish.

Consequently, this focus on gaining shares in non-traditional areas has resulted in selling and distribution expenses increasing 156.9% to HK$23.5 million, mainly due to CFGL's expansion. Finance costs increased 123.1% to HK$21.1 million due to the term loan drawn by CFGL in April 2005 to fund its expansion of business.

*(*Note: PAH, acquired 34.9% beneficial interest in CFIL via its 70%-owned subsidiary Zhonggang's 49.9% stake in CFIL's issued capital on 12 July 2004; on 31 December 2004 PAH acquired a 2% interest in CFIL. Under the restructuring exercise in conjunction with CFGL's IPO, CFGL acquired the entire issued capital of CFIL on 1 July 2005.)*

First Half ("1H")FY2006 vs 1HFY2005

The PAH Group recorded a 37.3% growth in 1H turnover to HK$1.43 billion from HK$1.04 billion a year ago, boosted by 1QFY2006's 69.4% 1Q-on-1Q growth in turnover to HK$804.9 million on strong demand for frozen fish in the PRC as well as continuing robust results from an expanding CFGL.

Profit after tax for 1HFY2006 soared 139.1% to HK$128.4 million compared to HK$53.7 million achieved for 1HFY2005. Profit attributable to shareholders of PAH jumped 74.8% to HK$87.3 million from HK$50.0 million.

Basic EPS for 1HFY2006 was HK13.44 cents based on the weighted average number of shares in issue of 649,663,838 shares (1HFY2005: HK9.22 cents based on 542,143,647 shares).

Bottomline growth was attributed mainly to strong demand for quality frozen fish, in particular the PRC, better selling price, significantly higher contribution from the robust performance of its fast expanding subsidiary CFGL and higher efficiency of operations following a successful integration with CFGL's activities.

Gross profit margin improved to 16.0% from 11.0% in 1HFY2005 while operating margin improved to 11.7% from 7.2% previously. The PAH Group's acquisition of a refrigerated transport vessel in 1QFY2006 to support the increase in CFGL's expansion also boosted operations.

On a segmental basis, revenue contribution from the PAH Group's core frozen fish trading business grew 30.1% to HK$1.24 billion accounting for 86.8% of the PAH Group's 1HFY2006 total revenue. Fishing business jumped 135.0% to HK$145.4 million or 10.2% while shipping agency and services income also saw a significant 191.0% growth to HK$33.3 million. Revenue from vegetable products decreased 27.9% to HK$9.9 million in line with the PAH Group's changing focus.

On a geographical segmentation basis, the PAH Group's traditional market, PRC, saw revenue growing 35.9% to HK$1.22 billion or 85.4% of group turnover. The PAH Group also achieved good growth in non-traditional markets including Korea, Western and Eastern Europe and others depending on the season.

Selling and distribution expenses increased 119.4% to HK$29.4 million, administrative expenses increased 23.1% to HK$33.5 million while finance costs rose 82.3% to HK$37.1 million, all largely attributed to CFGL's expansion and higher volume of business activities.

The PAH Group's performance thus continues to underscore the effectiveness of its vertical integration growth strategy by expanding into the upstream business with its investment into CFGL to harness the potential of the deep-sea fishing business and the potential synergies from integrating with PAH's existing operations especially the strengths of its global marketing and distribution networks.

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：1174)

有關太平洋恩利(控股)有限公司
截至二零零五年九月三十日止第二季及上半年度未經審核業績公布

太平洋恩利國際控股有限公司(「本公司」)之董事會(「董事會」)欣然公布本公司擁有65%權益之附屬公司太平洋恩利(控股)有限公司(「恩利控股」)(其股份於新加坡證券交易所有限公司上市)及其附屬公司(「恩利控股集團」)截至二零零五年九月三十日止第二季及上半年度之未經審核綜合業績。

本公布乃轉載恩利控股根據新加坡證券交易所有限公司上市手冊於二零零五年十一月九日所作公布。以下恩利控股及恩利控股集團截至二零零五年九月三十日止第二季及上半年度未經審核綜合業績乃根據香港聯合交易所有限公司證券上市規則第13.09條項下之披露責任所作出。

恩利控股及恩利控股集團之財務報表及綜合財務報表乃根據新加坡財務報告準則之條文妥為編製，並於二零零五年十一月九日於新加坡證券交易所有限公司網站www.sgx.com公布。

1(a) 恩利控股集團之收益表，連同上一個財政年度同期之比較報表

恩利控股集團

	截至下列日期止第二季 二零零五年九月三十日 千港元	二零零四年九月三十日 千港元 (重列)	增加／(減少) 百分比	截至下列日期止上半年 二零零五年九月三十日 千港元	二零零四年九月三十日 千港元 (重列)	增加／(減少) 百分比
營業額	622,655	564,215	10.4	1,427,543	1,039,350	37.3
銷售成本	(480,401)	(491,582)	(2.3)	(1,198,767)	(924,928)	29.6
毛利	142,254	72,633	95.9	228,776	114,422	99.9
其他經營收入	188	547	(65.6)	1,009	1,177	(14.3)
銷售及分銷支出	(23,492)	(9,144)	156.9	(29,444)	(13,418)	119.4
行政支出	(15,920)	(15,663)	1.6	(33,459)	(27,173)	23.1
經營溢利	103,030	48,373	113.0	166,882	75,008	122.5
財務支出	(21,074)	(9,447)	123.1	(37,080)	(20,336)	82.3
	81,956	38,926	110.5	129,802	54,672	137.4
所佔聯營公司業績	(17)	56	(130.4)	(38)	121	(131.4)
除稅前溢利	81,939	38,982	110.2	129,764	54,793	136.8
稅項	(880)	(780)	12.8	(1,380)	(1,100)	25.5
除稅後溢利	81,059	38,202	112.2	128,384	53,693	139.1
應佔部分：						
恩利控股股東	46,603	34,469	35.2	87,315	49,960	74.8
少數股東權益	34,456	3,733	823.0	41,069	3,733	1,000.2
	81,059	38,202	112.2	128,384	53,693	139.1

恩利控股集團

	截至下列日期止第二季 二零零五年九月三十日 千港元	二零零四年九月三十日 千港元 (重列)	增加／(減少) 百分比	截至下列日期止上半年 二零零五年九月三十日 千港元	二零零四年九月三十日 千港元 (重列)	增加／(減少) 百分比
包括利息收入之其他經營收入	188	547	(65.6)	1,009	1,177	(14.3)
借貸利息	(21,074)	(9,447)	123.1	(37,080)	(20,336)	82.3
折舊支出	(4,105)	(1,655)	148.0	(5,801)	(2,993)	93.8
外匯兌換(虧損)／收益	(1,162)	203	(672.4)	(904)	61	(1,582.0)
出售物業、機器及設備虧損	–	(211)	(100.0)	–	(211)	(100.0)

附註：

a. 恩利控股集團之主要溢利部分並非產生或源於香港，故毋須繳付香港利得稅。恩利控股於新加坡並無應課稅收入。

b. 少數股東權益僅恩利控股集團擁有70%權益附屬公司中港漁業有限公司之少數股東應佔溢利。少數股東權益亦包括恩利控股集團擁有36.9%之附屬公司中漁集團有限公司之少數股東應佔溢利。

c. 截至二零零四年九月三十日止期間，恩利控股集團於中漁國際有限公司(「中漁國際」)之49.9%權益列作於一家聯營公司之權益。然而，基於就中漁國際權益訂立之合約協議及恩利控股截至二零零五年三月三十一日止年度之經審核財務報表，中漁國際被界定為共同控制實體，並按比例綜合方式列賬。因此，截至二零零四年九月三十日止期間之比較數字已重列。此外，隨著本集團自二零零四年四月一日起就業務合併採納財務報告準則第103號業務合併，已撥回截至二零零四年九月三十日止期間所作為數640,000港元之商譽攤銷，而比較數字亦已重列。

1(b) (i) 恩利控股及恩利控股集團之資產負債表，連同於上一個財政年度結算日之比較報表。

	恩利控股集團 二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元	恩利控股 二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元
非流動資產				
物業、機器及設備	116,139	47,722	–	–
投資物業	20,700	20,700	–	–
商譽	105,293	105,293	–	–
遞延船舶租賃	316,680	175,692	–	–
於附屬公司之權益	–	–	840,920	834,306
於聯營公司之權益	332	370	–	–
其他資產	2,728	2,728	–	–
	561,872	352,505	840,920	834,306
流動資產				
存貨	400,722	529,716	–	–
貿易應收款項	634,374	622,905	–	–
已投保之貿易應收款項	1,916	144,780	–	–
其他應收款項及預付款項	509,729	435,994	120	–

1(d) (i) 恩利控股及恩利控股集團之報表，呈列(i)所有資產變動或(ii)除因資本化發行及向股東派股以外之資產變動，連同上一個財政年度同期之比較報表。

	股本 千港元	股份溢價 千港元	重估儲備 千港元	匯兌儲備 千港元	商譽 千港元	滾存溢利 千港元 (重列)	少數股東權益 千港元 (重列)	總計 千港元 (重列)
恩利控股集團								
於二零零四年四月一日之結餘	463,024	24,272	33	(18)	(24,883)	378,792	23	841,243
行使認股權證	536	–	–	–	–	–	–	536
淨溢利	–	–	–	–	–	15,491	–	15,491
於二零零四年六月三十日之結餘	463,560	24,272	33	(18)	(24,883)	394,283	23	857,270
行使認股權證	1,930	–	–	–	–	–	–	1,930
二零零四財政年度末期股息	–	–	–	–	–	(28,222)	–	(28,222)
淨溢利	–	–	–	–	–	34,469	3,733	38,202
於二零零四年九月三十日之結餘	465,490	24,272	33	(18)	(24,883)	400,530	3,756	869,180
於二零零五年四月一日之結餘	537,209	24,272	803	(18)	(24,883)	502,394	22,206	1,061,983
行使認股權證	38,650	–	–	–	–	–	–	38,650
行使購股權	736	–	–	–	–	–	–	736
淨溢利	–	–	–	–	–	40,712	6,613	47,325
於二零零五年六月三十日之結餘	576,595	24,272	803	(18)	(24,883)	543,106	28,819	1,148,694
收購一家附屬公司所產生	–	–	–	–	–	–	135,959	135,959
二零零五財政年度末期股息	–	–	–	–	–	(50,122)	–	(50,122)
淨溢利	–	–	–	–	–	46,603	34,456	81,059
於二零零五年九月三十日之結餘	576,595	24,272	803	(18)	(24,883)	539,587	199,234	1,315,590
恩利控股								
於二零零四年四月一日之結餘	463,024	24,272	–	–	–	304,743	–	792,039
行使認股權證	536	–	–	–	–	–	–	536
淨虧損	–	–	–	–	–	(374)	–	(374)
於二零零四年六月三十日之結餘	463,560	24,272	–	–	–	304,369	–	792,201
行使認股權證	1,930	–	–	–	–	–	–	1,930
二零零四財政年度末期股息	–	–	–	–	–	(28,222)	–	(28,222)
淨溢利	–	–	–	–	–	1,537	–	1,537
於二零零四年九月三十日之結餘	465,490	24,272	–	–	–	277,684	–	767,446
於二零零五年四月一日之結餘	537,209	24,272	–	–	–	280,307	–	841,788
行使認股權證	38,650	–	–	–	–	–	–	38,650
行使購股權	736	–	–	–	–	–	–	736
淨溢利	–	–	–	–	–	4,884	–	4,884
於二零零五年六月三十日之結餘	576,595	24,272	–	–	–	285,191	–	886,058
二零零五財政年度末期股息	–	–	–	–	–	(50,122)	–	(50,122)
淨溢利	–	–	–	–	–	5,161	–	5,161
於二零零五年九月三十日之結餘	576,595	24,272	–	–	–	240,230	–	841,097

1(d) (ii) 自上一個記錄期間結束以來之供股、發行紅股、股份購回、行使購股權或認股權證、兌換其他發行之資產證券、發行股份以換取現金，或作為收購或任何其他目的之代價而產生之恩利控股股本之變動詳情。亦呈列於本報告財政期間及於上一個財政年度同期結算日因兌換所有尚未行使可兌換項目而可能發行之股份數目。

於截至二零零六財政年度第二季期間，並無發行普通股份(二零零五財政年度第二季：因行使認股權證而發行2,193,252股每股面值0.20新加坡元之普通股份)。

於二零零五年九月三十日，並無尚未行使之認股權證(二零零四年九月三十日：119,740,373份行使價為0.20新加坡元之尚未行使認股權證)，而太平洋恩利(控股)二零零一年購股權計劃項下亦無尚未行使之購股權(二零零四年九月三十日：800,000份)。

恩利控股並未於二零零六財政年度第二季內購買其任何股份。

應收一家共同控制實體款項	–	41,816	–	–
墊款予供應商	49,188	15,628	–	–
應收票據	121,829	188,970	–	–
已抵押存款	–	858	–	–
銀行結存及現金	137,070	117,499	57	7,482
	1,854,828	2,098,166	177	7,482
流動負債				
貿易應付款項	6,139	296,558	–	–
其他應付款項	42,938	114,452	–	–
稅務負債	3,894	2,817	–	–
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	3,778	4,250	–	–
就已投保票據及貼現貿易應收款項提取之銀行融資	148	74,496	–	–
計息銀行借貸－即期部分	816,922	891,356	–	–
	873,819	1,383,929	–	–
流動資產淨值	981,009	714,237	177	7,482
非流動負債				
計息銀行借貸	227,051	4,519	–	–
遞延稅項	240	240	–	–
	227,291	4,759	–	–
資產淨值	1,315,590	1,061,983	841,097	841,788
資本及儲備				
股本	576,595	537,209	576,595	537,209
儲備	539,761	502,568	264,502	304,579
股東資金	1,116,356	1,039,777	841,097	841,788
少數股東權益	199,234	22,206	–	–
資金總額	1,315,590	1,061,983	841,097	841,788

1(b) (ii) **恩利控股集團之借貸及債務證券總額**

須於一年內或少於一年內償還，或按要求償還之款額

	於二零零五年九月三十日 有抵押 千港元	於二零零五年九月三十日 無抵押 千港元	於二零零五年三月三十一日 有抵押 千港元	於二零零五年三月三十一日 無抵押 千港元
	683	816,239	683	890,673

須於一年後償還之款額

	於二零零五年九月三十日 有抵押 千港元	於二零零五年九月三十日 無抵押 千港元	於二零零五年三月三十一日 有抵押 千港元	於二零零五年三月三十一日 無抵押 千港元
	4,189	222,862	4,519	–

任何抵押品之詳情

恩利控股集團抵押賬面淨值合共約19,200,000港元（二零零五年三月三十一日：19,500,000港元）之土地及樓宇，作為一家銀行授予恩利控股集團之按揭貸款之抵押。

1(c) **恩利控股集團之現金流量表，連同於上一個財政年度同期之比較報表。**

	截至下列日期止第二季 二零零五年九月三十日 千港元	截至下列日期止第二季 二零零四年九月三十日 千港元 (重列)	截至下列日期止上半年 二零零五年九月三十日 千港元	截至下列日期止上半年 二零零四年九月三十日 千港元 (重列)
經營業務				
除稅前及未計應佔聯營公司業績前溢利	81,956	38,926	129,802	54,672
經下列各項調整：				
利息開支	21,074	9,447	37,080	20,336
利息收入	(40)	(7)	(438)	(438)
遞延船舶租賃攤銷	5,252	5,449	10,920	5,449
折舊費用	4,105	1,655	5,801	2,993
綜合賬目所產生匯兌差額	(289)	–	(289)	–
出售物業、機器及設備虧損	–	211	–	211
未計營運資金變動之營運現金流量	112,058	55,681	182,876	83,223
存貨	(126,727)	7,295	128,994	(62,231)
貿易應收款項、其他應收款項及預付款項	(176,050)	(46,977)	119,895	384,804
墊款予供應商	15,379	(6,397)	(33,560)	(12,584)
應收一家共同控制實體款項	–	(43,959)	60,511	(43,959)
應收票據	(26,379)	(40,433)	67,141	66,906
就已投保票據及貼現貿易應收款項提取之銀行融資	(3,322)	(37,437)	(74,348)	(34,948)
貿易及其他應付款項	(22,748)	(54,463)	(388,833)	(84,422)
(用於)來自經營業務之現金	(227,789)	(166,690)	62,676	296,789
已付利息	(21,074)	(9,447)	(37,080)	(20,336)
已付所得稅	–	–	(303)	(490)
(用於)來自經營業務之現金淨額	(248,863)	(176,137)	25,293	275,963
投資業務				
已收利息	40	7	438	438
購買物業、機器及設備	(1,420)	(888)	(72,724)	(3,961)
收購一家由共同控制實體轉型之附屬公司所產生現金流入淨額	78,888	–	78,888	–
收購一家共同控制實體所產生現金流出淨額	–	(72,762)	–	(72,762)
來自(用於)投資業務之現金淨額	77,508	(73,643)	6,602	(76,285)
融資業務				
已付股息	(50,122)	(28,222)	(50,122)	(28,222)
發行股份所得款項	–	1,930	39,386	2,466
向太平洋恩利國際控股有限公司及其附屬公司獲取墊款(償還)現金淨額	2,639	366	(472)	(476)
新造(償還)銀行借貸淨額	131,009	170,766	(1,974)	(271,347)
已抵押存款減少	285	–	858	–
來自(用於)融資業務之現金淨額	83,811	144,840	(12,324)	(297,579)
現金及現金等值項目(減少)增加淨額	(87,544)	(104,940)	19,571	(97,901)
期初之現金及現金等值項目	224,614	193,899	117,499	186,860
期終之現金及現金等值項目	137,070	88,959	137,070	88,959

此等數據並未經恩利控股之核數師審核或審閱。

3. **倘數據已經審核或審閱，則核數師報告（包括任何保留或重點）。**
不適用。

4. **是否採納與發行人最近期經審核年度財務報表相同之會計政策及計算方法**
所採納會計政策及計算方法與於截至二零零五年三月三十一日止年度之經審核財務報表所應用者貫徹一致，惟恩利控股集團已採納於年內生效之所有適用的新訂／經修訂財務報告準則（「財務報告準則」）。

5. **倘會計政策及計算方法有任何變動（包括會計準則所需之任何規定），變動之內容，其原因及影響**
按目前評估，所採納新訂／經修訂財務報告準則對恩利控股集團本期間及過往期間之財政狀況及業績並無重大影響。

6. **恩利控股集團於本財政期間錄得及於上一個財政年度同期之每股普通股盈利，經扣除就優先股息之任何撥備**

每股普通股盈利

	截至下列日期止第二季 二零零五年九月三十日	截至下列日期止第二季 二零零四年九月三十日 (重列)	截至下列日期止上半年 二零零五年九月三十日	截至下列日期止上半年 二零零四年九月三十日 (重列)
(i) 按已發行普通股之加權平均數為基準；及	7.04港仙	6.35港仙	13.44港仙	9.22港仙
(ii) 按全面攤薄為基準	7.04港仙	5.78港仙	13.30港仙	8.38港仙
每股基本及攤薄盈利乃按下列數據為基準計算：				
盈利	46,603,000港元	34,469,000港元	87,315,000港元	49,960,000港元
計算每股基本盈利所用普通股加權平均數	662,215,616	543,053,389	649,663,838	542,143,647
就下列各項對攤薄股份之潛在影響：				
－購股權	–	351,821	132,753	353,073
－認股權證	–	53,042,355	6,514,891	53,632,604
計算每股攤薄盈利所用普通股加權平均數	662,215,616	596,447,565	656,311,482	596,129,324

7. **恩利控股及恩利控股集團之每股普通股資產淨值，乃按發行人於(a)本記錄財政期間及(b)上一個財政年度之結算日之已發行股本計算**

	恩利控股集團 二零零五年九月三十日	恩利控股集團 二零零五年三月三十一日	恩利控股 二零零五年九月三十日	恩利控股 二零零五年三月三十一日
按記錄期間結算日以現有已發行股本為基準之每股普通股資產淨值	1.99港元	1.68港元	1.27港元	1.36港元

8. **恩利控股集團之業務表現回顧，以必須合理了解恩利控股集團之業務為限。回顧必須探討以下內容：**
(a) **任何影響恩利控股集團於本報告財務期間之營業額、成本及盈利之重要因素，包括（如適用）季節性或週期因素；及**
(b) **任何影響恩利控股集團於本報告財務期間之現金流量、營運資金、資產或負債之重大因素。**

二零零六財政年度第二季與二零零五財政年度第二季比較

本財政年度第二季（即七月至九月）傳統上為恩利控股集團之淡季，而主要的捕撈季節於四月中旬結束。然而，二零零六財政年度第二季，恩利控股集團之營業額由564,200,000港元增加10.4%至622,700,000港元。

二零零六財政年度第二季，恩利控股集團之除稅後溢利為81,100,000港元，較二零零五財政年度第二季錄得之38,200,000港元增加112.2%。股東應佔淨溢利（經扣除恩利控股集團分別擁有70%及36.9%權益之附屬公司中港漁業有限公司（「中港」）及中漁集團有限公司（「中漁」）的少數股東所產生之少數股東權益）由34,500,000港元增加35.2%至46,600,000港元。

每股普通股基本盈利（「每股盈利」）7.04港仙乃按已發行股份加權平均數662,215,616股計算（二零零五財政年度第二季：按543,053,389股股份計算為6.35港仙）。

營業額及淨收益增幅主要受到中華人民共和國（「中國」）對優質冷凍魚類需求殷切以及中漁隨著業務擴充而作出較多貢獻所帶動。中漁為恩利控股集團之附屬公司，主要於印度洋、大西洋及太平洋從事捕撈業務及為漁船提供管理服務以及經營與管理34艘總排水量達38,500公噸之漁船。

恩利控股集團按中港於中漁之49.9%權益，使用權益比例綜合法，開始綜合計入中漁二零零五財政年度第二季之業績。然而，隨著中漁於二零零五年七月一日配合首次公開招股而進行重組後，恩利控股集團必須於二零零六財政年度第二季起全數綜合計算中漁之業績。因此，於比較二零零六財政年度與二零零五財政年度同期各項目之增幅時，須計入按綜合基準計算之差額。

二零零六財政年度第二季，毛利由72,600,000港元增加95.9%至142,300,000港元，而毛利率則由往年之12.9%增至22.9%。經營毛利率由去年8.6%改善至16.5%。毛利率主要因售價稍高、中漁所作貢獻淨額增加以及取得較佳營運效益而得以改善。恩利控股集團於二零零六財政年度第一季收購一艘冷凍運輸船舶以支援擴充步伐，亦加強業務增長。

按業務分類而言，於二零零六財政年度第二季，恩利控股集團之核心業務冷凍魚類買賣之銷售額錄得2.8%增幅，達498,900,000港元，而中漁進行之捕撈業務則錄得54.7%增長，達95,700,000港元。因此，於二零零六財政年度第二季，冷凍魚類買賣所佔恩利控股集團營業額由去年86.0%降至80.1%。捕撈業務所佔恩利控股集團第二季營業額由往年11.0%增至15.4%。船務與代理服務飆升148.8%至20,700,000港元或佔恩利控股集團營業額3.3%，而蔬菜產品之銷售額則下跌15.4%至7,400,000港元或佔恩利控股集團營業額1.2%。

於二零零六財政年度第二季，向恩利控股集團傳統市場中國所作銷售為494,600,000港元或佔恩利控股集團營業額79.4%，二零零五財政年度第二季則為447,400,000港元。恩利控股集團繼續致力投放更多資源開拓韓國、東西歐及非洲等非傳統市場，惟須視乎若干魚類之魚獲季節而定。

因此，專注推軍此等非傳統市場導致銷售及分銷開支增加156.9%至23,500,000港元，主要因中漁擴充業務所致。財務支出因中漁於二零零五年四月就撥付業務擴充所需提取定期貸款而上升123.1%至21,100,000港元。

*（*附註：恩利控股透過其擁有70%權益之附屬公司中港在中漁國際所持已發行股本49.9%權益，而於二零零四年七月十二日收購中漁國際實益權益34.9%；於二零零四年十二月三十一日，恩利控股收購中漁國際2%權益。根據中漁為配合首次公開招股時而進行之重組，中漁於二零零五年七月一日收購中漁國際全部已發行股本。）*

二零零六財政年度上半年與二零零五財政年度上半年比較

恩利控股集團上半年營業額由去年1,040,000,000港元增加37.3%至1,430,000,000港元，此乃由於中國對冷凍魚類需求殷切，加上中漁擴充業務導致業績持續上升，致使二零零六財政年度第一季營業額較去季增加69.4%至804,900,000港元。

二零零六財政年度上半年除稅後溢利增加139.1%至128,400,000港元，二零零五財政年度上半年則為53,700,000港元。恩利控股股東應佔溢利由50,000,000港元躍升74.8%至87,300,000港元。

二零零六財政年度上半年每股基本盈利13.44港仙乃按已發行股份加權平均數649,663,838股計算（二零零五財政年度上半年：按542,143,647股股份計算為9.22港仙）。

淨收益增加主要由於優質冷凍魚類需求殷切（尤以中國需求為甚），售價較為理想，其迅速擴充之附屬公司中漁表現理想所帶來更高營業額貢獻以及成功整合中漁業務後營運效率得到提升所致。

毛利率由二零零五財政年度上半年的11.0%改善至16.0%，而經營毛利率則由往年7.2%增至11.7%。恩利控股集團於二零零六財政年度第一季收購一艘冷凍運輸船舶以支援中漁擴充步伐，亦加強業務增長。

按業務分類而言，恩利控股集團之核心業務冷凍魚類買賣之銷售額增長30.1%至1,240,000,000港元，佔恩利控股集團二零零六財政年度上半年總營業額86.8%。捕撈業務躍升135.0%至145,400,000港元或佔上半年總營業額10.2%，而船務與代理服務亦大幅飆升191.0%至33,300,000港元。蔬菜產品之銷售額則下跌27.9%至9,900,000港元，與恩利控股集團業務重點轉變相符。

按地區分類而言，恩利控股集團之傳統市場中國營業額增加35.9%至1,220,000,000港元或佔集團營業額85.4%。恩利控股集團於韓國、東西歐及其他非傳統市場亦取得理想增長，惟須視乎季節而定。

銷售及分銷支出增加119.4%至29,400,000港元，行政支出增加23.1%至33,500,000港元，而財務支出則上升82.3%至37,100,000港元，大部分歸因於中漁業務擴充及業務活動增加。

恩利控股集團透過投資於中漁擴充至上游業務，毫無印證其縱向整合增長策略之成效，憑聚深海捕撈業務之發展潛力，以及藉整合恩利控股現有業務，特別是全球市場推展及分銷網絡方面之實力，獲取潛在協同效益。

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT

PROPOSED LISTING OF AN INDIRECT SUBSIDIARY OF THE COMPANY

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Hong Kong Listing Rules.

PAH, the Singapore-listed subsidiary of the Company (in which the Company is beneficially interested in approximately *65.1% of its issued share capital), published 2 separate announcements in Singapore on 2 November 2005 in relation to* (i) the release of certain unaudited financial information of the CFGL Group; and (ii) the lodgment of a preliminary prospectus of CFGL with MAS, both in connection with the Proposed Listing.

Shareholders, Warrant-holders and potential investors should note that the Proposed Listing is subject to, among other things, the final decision of the directors of PAH and CFGL and, if required, the approval from the Shareholders and approval by the Stock Exchange of the proposed spin-off of CFGL and the approval by SGX-ST, and therefore may or may not proceed. Accordingly, Shareholders, Warrant-holders and potential investors are reminded to exercise caution when dealing in the shares and warrants of the Company.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

Further to the announcement of Pacific Andes International Holdings Limited (the "Company") dated 24 October 2005, the board of directors (the "Board") of the Company is pleased to announce that Pacific Andes (Holdings) Ltd. ("PAH"), the Singapore-listed subsidiary of the Company (in which the Company is beneficially interested in approximately 65.1% of its issued share capital), whose shares are listed on the Singapore Exchange Securities Trading Limited ("SGX-ST"), published 2 separate announcements in Singapore on 2 November 2005. The contents of these 2 separate announcements are set out as follows:

(i) **Release of certain unaudited financial information of China Fishery Group Limited ("CFGL") and its subsidiaries (the "CFGL Group")**

The Directors of PAH wish to announce that further to PAH's announcement dated 24 October 2005, its subsidiary, CFGL has lodged its preliminary prospectus with the Monetary Authority of Singapore ("MAS") today. However, the lodgment has been made before the release of PAH's second quarter financial statements, which contains the third quarter financial information of the CFGL Group. In view of the circumstances, for purposes of disclosure and inclusion of the financial information of CFGL Group in the preliminary prospectus, PAH is now making an earlier announcement of the unaudited financial information of CFGL Group before the release of PAH's second quarter financial statement as follows:

	9 months ended 30 September 2005 *(unaudited)* *US$'000*	9 months ended 30 September 2005 *(unaudited)* *HK$'000 equivalent*	9 months ended 30 September 2004 *(unaudited)* *US$'000*	9 months ended 30 September 2004 *(unaudited)* *HK$'000 equivalent*	Change
Revenue of CFGL Group	77,324	603,127	73,190	570,882	+5.6%
Net profit after tax of CFGL Group	28,705	223,899	16,498	128,684	+74.0%

The above is illustrated as follow:

	9 months ended 30 September 2005 *(unaudited)* *US$'000*	9 months ended 30 September 2005 *(unaudited)* *HK$'000 equivalent*	9 months ended 30 September 2004 *(unaudited)* *US$'000*	9 months ended 30 September 2004 *(unaudited)* *HK$'000 equivalent*
Revenue				
Perun Vessel Operating Agreement	76,600	597,480	46,678	364,088
CIFHK Vessel Operating Agreement	–	–	26,512	206,794
CIFHK Vessel Management Agreement	724	5,647	–	–
	77,324	603,127	73,190	570,882

	9 months ended 30 September 2005 *(unaudited)* *US$'000*	9 months ended 30 September 2005 *(unaudited)* *HK$'000 equivalent*	9 months ended 30 September 2004 *(unaudited)* *US$'000*	9 months ended 30 September 2004 *(unaudited)* *HK$'000 equivalent*
Net profit after tax				
Perun Vessel Operating Agreement	27,981	218,252	16,403	127,943
CIFHK Vessel Operating Agreement	–	–	95	741
CIFHK Vessel Management Agreement	724	5,647	–	–
	28,705	223,899	16,498	128,684

(ii) **Lodgment of CFGL's preliminary prospectus with MAS**

The Directors of PAH wish to announce that further to the announcement made by PAH on 24 October 2005, its subsidiary, CFGL, has today lodged its preliminary prospectus with the MAS.

A copy of the preliminary prospectus has been posted on the MAS website, OPERA for public comment, and will remain on the website until MAS registers the prospectus within 14 to 21 days (or up to 28 days) from the date of lodgment.

Shareholders of the Company (the "Shareholders"), holders of warrants issued by the Company (the "Warrant-holders") and potential investors should note that the proposed listing of CFGL on the SGX-ST (the "Proposed Listing") is subject to, among other things, the final decision of the directors of PAH and CFGL and, if required, the approval from the Shareholders and approval by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of the proposed spin-off of CFGL and the approval by SGX-ST, and therefore may or may not proceed. Accordingly, Shareholders, Warrant-holders and potential investors are reminded to exercise caution when dealing in the shares and warrants of the Company.

The Company confirms that all price sensitive information of the Company contained in the preliminary prospectus lodged by CFGL with the MAS today has been disclosed in this announcement. The Company will ensure compliance with the Hong Kong Listing Rules, in particular Practice Note 15 of the Hong Kong Listing Rules and the relevant listing rules of SGX-ST and will make further announcements on the details of the Proposed Listing when appropriate.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 2 November 2005

* *For identification purpose only*

In this announcement, except as otherwise indicated, US$ has been translated into HK$ at the rate of US$1.00 = HK$7.80 for reference purpose only.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lau V Robert and Mr. Yeh Man Chun, Kent

本公佈並不構成認購或購買任何證券之建議或邀請，亦非提呈任何該等建議或邀請。

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

公佈

有關本公司一家間接附屬公司之上市建議

本公佈乃根據香港上市規則第13.09條之披露規定而作出。

於二零零五年十一月二日，本公司實益擁有其已發行股本約65.1%權益之新加坡上市附屬公司恩利控股在新加坡就有關上市建議(i)刊發中漁集團若干未經審核財務資料；及(ii)向新加坡金管局提交中漁初步售股章程，刊發兩則獨立公佈。

股東、認股權證持有人及有意投資人士務請注意，上市建議須待（其中包括）恩利控股及中漁董事作出最後決定，以及（如需要）獲取股東批准、聯交所批准建議中漁分拆上市及新加坡證券交易所批准，方可作實，故上市建議不一定進行。因此，股東、認股權證持有人及有意投資人士在買賣本公司股份及認股權證時，務請審慎行事。

本公佈乃根據香港聯合交易所有限公司證券上市規則（「香港上市規則」）第13.09條之披露規定而作出。

繼太平洋恩利國際控股有限公司（「本公司」）日期為二零零五年十月二十四日之公佈，本公司董事會（「董事會」）欣然宣佈，於二零零五年十一月二日，本公司實益擁有其已發行股本約65.1%權益之新加坡上市附屬公司太平洋恩利（控股）有限公司（「恩利控股」，其股份於新加坡證券交易所有限公司（「新加坡證券交易所」）上市），在新加坡刊登兩則獨立公佈。該兩則公佈之內容載列如下：

(i) 刊發中漁集團有限公司（「中漁」）及其附屬公司（「中漁集團」）若干未經審核財務資料

恩利控股董事謹此宣佈，繼恩利控股所刊發日期為二零零五年十月二十四日之公佈後，其附屬公司中漁於今天向新加坡金融管理局（「新加坡金管局」）提交其初步售股章程。然而，中漁乃於恩利控股刊發第二季度財務報表前提交初步售股章程，當中載有中漁集團第三季度財務資料。於此情況下，就於初步售股章程披露及納入中漁集團財務資料，恩利控股現於刊發恩利控股第二季度財務報表前，提早公佈中漁集團未經審核財務資料如下：

	截至二零零五年九月三十日止九個月（未經審核）千美元	截至二零零五年九月三十日止九個月（未經審核）相當於千港元	截至二零零四年九月三十日止九個月（未經審核）千美元	截至二零零四年九月三十日止九個月（未經審核）相當於千港元	變動
中漁集團收益	77,324	603,127	73,190	570,882	+5.6%
中漁集團除稅後淨溢利	28,705	223,899	16,498	128,684	+74.0%

上表之說明如下：

	截至二零零五年九月三十日止九個月（未經審核）千美元	截至二零零五年九月三十日止九個月（未經審核）相當於千港元	截至二零零四年九月三十日止九個月（未經審核）千美元	截至二零零四年九月三十日止九個月（未經審核）相當於千港元
收益				
Perun船隻經營協議	76,600	597,480	46,678	364,088
CIFHK船隻經營協議	–	–	26,512	206,794
CIFHK船隻管理協議	724	5,647	–	–
	77,324	603,127	73,190	570,882

	截至二零零五年九月三十日止九個月（未經審核）千美元	截至二零零五年九月三十日止九個月（未經審核）相當於千港元	截至二零零四年九月三十日止九個月（未經審核）千美元	截至二零零四年九月三十日止九個月（未經審核）相當於千港元
除稅後淨溢利				
Perun船隻經營協議	27,981	218,252	16,403	127,943
CIFHK船隻經營協議	–	–	95	741
CIFHK船隻管理協議	724	5,647	–	–
	28,705	223,899	16,498	128,684

(ii) 向新加坡金管局提交中漁初步售股章程

恩利控股董事謹此宣佈，繼恩利控股於二零零五年十月二十四日發出之公佈後，其附屬公司中漁於今天向新加坡金管局提交初步售股章程。

該初步售股章程已刊登於新加坡金管局網站OPERA以供公眾人士參閱，並將一直刊載於該網站，直至新加坡金管局於提交日期起計14至21日（或最多28日）內登記該售股章程為止。

本公司股東（「股東」）、本公司所發行認股權證之持有人（「認股權證持有人」）及有意投資人士務請注意，中漁於新加坡證券交易所上市之建議（「上市建議」）須待（其中包括）恩利控股及中漁董事作出最後決定，以及（如需要）獲取股東之批准、香港聯合交易所有限公司（「聯交所」）批准建議中漁分拆上市及新加坡證券交易所批准，方可作實，故上市建議不一定進行。因此，股東、認股權證持有人及有意投資人士在買賣本公司股份及認股權證時，務請審慎行事。

本公司確認，中漁今天向新加坡金管局提交之初步售股章程當中所載有關本公司之所有影響股價資料已於本公佈披露。本公司將確保遵守香港上市規則，特別是香港上市規則應用指引第15條之規定，以及新加坡證券交易所有關上市規則之規定，並將於適當時候就上市建議詳情作出進一步公佈。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零五年十一月二日

* 僅供識別

於本公佈內，除另有註明外，美元乃按1.00美元 = 7.80港元之匯率換算為港元，僅作參考用途。

於本公佈日期，本公司之執行董事為黃垂發先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培園女士及鄭乃銘先生；本公司之獨立非執行董事為郭琳廣先生、劉嘉彥先生及葉文俊先生。

The Standard Friday, September 9, 2005

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

VOTING RESULTS AT ANNUAL GENERAL MEETING HELD ON 8TH SEPTEMBER 2005

At the Annual General Meeting ("AGM") held on 8th September 2005, all the resolutions proposed were duly passed.

Reference is made to the Company's circular dated 29th July 2005 (the "AGM Circular"). Unless otherwise defined, terms used herein shall have the same meaning as in the AGM Circular.

The Board is pleased to announce that at the AGM held on 8th September 2005, all the resolutions set out in the AGM notice were unanimously passed by the shareholders of the Company by show of hands.

By Order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 8th September 2005

As of the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V Robert and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

2005年9月9日 星期五 香港經濟日報

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*
（於百慕達註冊成立之有限公司）
（股份代號：1174）

二零零五年九月八日舉行之
股東週年大會投票結果

於二零零五年九月八日舉行之股東週年大會上，所有提呈之決議案已獲正式通過。

本公布茲提述本公司於二零零五年七月二十九日刊發之通函（「股東週年大會通函」）。除另有界定外，本公布所採用之詞彙與股東週年大會通函所採用者具相同涵義。

董事會欣然宣佈，於二零零五年九月八日舉行之股東週年大會上，股東週年大會通告所載之所有決議案已獲本公司之股東以舉手表決方式一致通過。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零五年九月八日

於本公布發表日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司之獨立非執行董事為郭琳廣先生、劉嘉彥先生及葉文俊先生。

* *僅供識別*